

**NOTICE OF ANNUAL AND SPECIAL MEETING OF
UNITHOLDERS OF NCE PETROFUND**

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the ''Meeting'') of the holders (the ''Unitholders'') of trust units (''Units'') of NCE PETROFUND (''Petrofund'') will be held at the Westin Hotel, Belaire Room, 320 – 4th Avenue S.W., Calgary, Alberta on Wednesday, April 16, 2003, at the hour of 2:30 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of Petrofund for the year ended December 31, 2002, together with the auditors report thereon;

2. to consider, and if thought fit, to pass a resolution designating three of the six nominees to be elected to serve as directors of NCE Petrofund Corp. (''NCEP'') and two of the three nominees to be elected to serve as members of the executive committee of the board of directors of NCEP for the ensuing year or until their successors are duly elected or appointed;

3. to appoint the auditors of Petrofund for the ensuing year;

4. to consider, and if thought fit, pass a special resolution (the ''Transaction Facilitation Resolution'') in the form set forth in Schedule ''A'' to the accompanying Information Circular approving the amendment of the Trust Indenture of Petrofund to provide for the creation and issuance of the Special Voting Unit and to amend the sections of the Trust Indenture and the Royalty Agreement between Petrofund and NCEP, dealing with permitted investments of Petrofund, all as more particularly described in the accompanying Information Circular under the heading ''Proposed Amendments to Trust Indenture and Royalty Agreement — Transaction Facilitation Resolution'';

5. to consider, and if thought fit, pass a resolution (the ''Internalization Resolution'') substantially in the form set forth in Schedule ''B'' to the accompanying Information Circular approving the acquisition of all of the issued shares of NCE Petrofund Management Corp. (the ''Manager''), which will have, prior to the closing of the transaction, acquired all of the issued shares of NCE Management Services Inc., the corporation which provides services to the Manager, all as more particularly described in the accompanying Information Circular under the heading ''Internalization of Management of Petrofund'';

6. to consider, and if thought fit, pass a special resolution (the ''Other Amendments Resolution'') in the form set forth in Schedule ''C'' to the accompanying Information Circular approving certain other amendments to the Trust Indenture of Petrofund and certain amendments to the Royalty Agreement, all as more particularly described in the accompanying Information Circular under the heading ''Proposed Amendments to Trust Indenture and Royalty Agreement — Other Amendments Resolution''; and

7. to transact any other business which may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting and the text of the resolutions proposed are set forth in the Information Circular which accompanies this Notice.

Every registered holder of Units at the close of business on February 21, 2003 is entitled to receive notice of the Meeting and to vote such Units at the Meeting. No person acquiring Units after such date shall be entitled to vote at the Meeting or any adjournment thereof.

The quorum for the Meeting is two or more individuals present in person or by proxy representing at least 10% of the outstanding Units and it is therefore desirable that as many Units as possible be represented at the Meeting.

Unitholders are requested to complete, sign, date and return the accompanying form of proxy in the envelope provided for that purpose, if they cannot attend the Meeting. To be used at the Meeting, the form of proxy must be received by Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

Dated at Toronto, Ontario, this 10th day of March, 2003.

By order of the Board of Directors of
NCE Petrofund Corp.

(Signed) JOHN VOOGLAID
Secretary-Treasurer and Vice-President,
Finance

TABLE OF CONTENTS

GLOSSARY OF TERMS

The following terms used in this Information Circular shall have the meanings set out below:

''Adjustment Date'' means the expiry date of each Dividend Period;

''affiliate'' and ''associate'' have the respective meanings ascribed thereto in the *Securities Act* (Ontario);

''Aggregate Equivalent Vote Amount'' means, with respect to any matter, proposition or question on which Unitholders are entitled to vote, consent or otherwise act at a meeting of Unitholders, the number of votes that the holder of a Special Voting Unit would be entitled to had the holder exchanged all of the NCEP Exchangeable Shares then held by the holder for Units immediately prior to the record date set for such meeting;

''AMEX'' means the American Stock Exchange;

''Board of Directors'' or ''Board'' means the board of directors of NCEP;

''Business Day'' means a day which is not (i) a Saturday or a Sunday; or (ii) a day observed as a holiday under the laws of the Province of Ontario, the Province of Alberta or the federal laws of Canada applicable therein;

''Cash Retraction Notice'' means the right, in certain circumstances, of the holder of NCEP Exchangeable Shares to deliver a notice to NCEP, exercisable for a period of 5 Business Days from the date of expiry of the subject Dividend Period;

''CIBC World Markets'' means CIBC World Markets Inc., financial advisor to the Special Committee;

''Closing Date'' means the date of closing of the purchase of all of the Manager Shares, as contemplated by the Share Purchase Agreement, which must occur on or before April 30, 2003;

''Current Market Price'' means, in respect of a Unit on any date, the weighted average trading price of a Unit on the TSX for the 10 trading days preceding that date, or, if the Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose;

''Delegation of Management of Petrofund Resolution'' means part of the Special Resolution of Unitholders in the form set forth in Schedule ''A'' to this Information Circular;

''Disinterested Unitholders'' means all Unitholders represented at the Meeting, except for Petro Assets, the NCEP Executives, and any of their respective affiliates and associates;

''Distribution'' means a distribution paid by Petrofund in respect of the Units, expressed as an amount per Unit;

''Distribution Payment Date'' means each date on which a Distribution is paid to Unitholders;

''Dividend Period'' means the period commencing on the Distribution Record Date of a subject Distribution and ending 2 Business Days following the Distribution Payment Date relating to the subject Distribution;

''Distribution Record Date'' means, in respect of any Distribution, the day on which Unitholders are identified for purposes of determining their entitlement to such Distribution;

"Dividend Record Date" means, the record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the NCEP Exchangeable Shares;

"Drip Price" means, in respect of a Unit on any Valuation Date, the most recently applicable price at which a holder of a Unit is entitled to purchase a Unit in respect of the Distribution to which the subject Valuation Date relates pursuant to any distribution re-investment plan which Petrofund may have in effect on such Valuation Date and which is available to the holders of Units generally;

"Escrow Agreement" means the agreement to be dated the Closing Date among Petrofund, NCEP, Goodman and Carr LLP, Aird & Berlis LLP and Petro Assets, as more fully described under the heading "Internalization of Management of Petrofund — Details of the Internalization;

"Exchange Ratio" at any time and in respect of each NCEP Exchangeable Share, shall initially be equal to one, and, provided that NCEP shall not have declared a dividend in respect of the subject Dividend Period, shall be cumulatively increased on the Adjustment Date by an amount equal to the (i) fraction having as its numerator the Per Share Dividend Amount relating to the subject expired Dividend Period, and having as its denominator the Valuation Date, or (ii) in the event that: (a) as at the subject Valuation Date, Petrofund has in place a distribution re-investment plan which is available to the holders of Units generally, and (b) the holder has not delivered a Cash Retraction Notice in respect of the Distribution to which the expired Dividend Period relates within the time period provided for, the fraction having as its numerator the Per Share Dividend Amount relating to the subject expired Dividend Period, and having as its denominator the Drip Price in effect as at the Valuation Date;

"Fairness Opinion" means the opinion of CIBC World Markets dated March 10, 2003, a copy of which is attached as Schedule "D" to this Information Circular;

"Information Circular" means this Information Circular, together with all schedules hereto and information incorporated by reference herein;

"Internalization" means the transactions encompassing the purchase of all of the Manager Shares indirectly by Petrofund and the related matters described under "Internalization of Management of Petrofund" in this Information Circular and all other transactions and matters contemplated to occur pursuant to the Share Purchase Agreement. Pursuant to the Internalization, Petrofund will indirectly acquire the Manager, which is a party to the Management Agreement, and all the shares of NCE Services, which employs all of the Calgary-based personnel who currently provide management, operational and administrative services to NCEP and Petrofund;

"Internalization Resolution" means the resolution of Unitholders approving the Internalization in the form set forth in Schedule "B" to this Information Circular;

"Management Agreement" means the amended and restated management, advisory and administration agreement dated as of January 1, 2002 among NCEP, the Trustee and the Manager, as more fully described under the heading "Internalization of Management of Petrofund — Management Agreement";

"Management Fees" means the management fees, acquisition fees and disposition fees payable to the Manager pursuant to the Management Agreement;

"Manager" means NCE Petrofund Management Corp.;

"Manager Shares" means the common shares in the capital of the Manager;

''Meeting'' means the annual and special meeting of Unitholders to be held on Wednesday, April 16, 2003 at 2:30 p.m. (Calgary time) and any adjournment thereof;

''NCE Services'' means NCE Management Services Inc.;

''NCE Subco'' means an Ontario corporation to be incorporated as a wholly owned subsidiary of Petrofund;

''NCEP'' means NCE Petrofund Corp.;

''NCEP Exchangeable Share Provisions'' means the rights, privileges and conditions attaching to the NCEP Exchangeable Shares to be set forth in the Articles of NCEP effective no later than the Closing Date;

''NCEP Exchangeable Shares'' means non-voting exchangeable shares in the capital of NCEP the attributes of which are described under the heading ''NCEP Exchangeable Shares'' in Schedule ''E'' to this Information Circular;

''NCEP Executives'' means Jeffery E. Errico, Vince P. Moyer, Jeffrey D. Newcommon and Glen C. Fischer;

''NCEP Executive Escrow Agreements'' means the agreements to be dated the Closing Date among Petrofund, NCEP, Goodman and Carr LLP and each of the NCEP Executives, as more fully described under the heading ''Internalization of Management of Petrofund — Details of the Internalization'';

''NCEP Support Voting and Exchange Agreement'' means the agreement or agreements to be dated the Closing Date among Petrofund, NCEP and Petro Assets, as more fully described under the heading ''NCEP Support Voting and Exchange Agreement'' in Schedule ''E'' to this Information Circular;

''Ordinary Resolution'' means a resolution approved in writing by Unitholders holding not less than 50% of the outstanding Units or a resolution passed at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture and passed by the affirmative votes either in person or by proxy of the holders of not less than 50% of the Units represented at the meeting;

''Original Unanimous Shareholder Agreement'' means the unanimous shareholder agreement, dated November 1, 2000, between NCEP, Petrofund and the Manager;

''Other Amendments Resolution'' means the Special Resolution of Unitholders in the form set forth in Schedule ''C'' to this Information Circular;

''Per Share Dividend Amount'' means an amount equal to the amount of the Distribution relating to a subject Distribution Payment Date multiplied by the Exchange Ratio as at the subject Distribution Payment Date;

''Permitted Investments Amending Resolution'' means part of the Special Resolution of Unitholders in the form set forth in Schedule ''A'' to this Information Circular;

''Petro Assets'' means Petro Assets Inc.;

''Petrofund'' means NCE Petrofund;

''Pledge Agreement'' means the agreement to be dated the Closing Date among Petrofund, NCEP and Petro Assets, as more fully described under the heading ''Internalization of Management of Petrofund — Details of the Internalization;

''Redemption Date'' means the date which is 60 days after the date of delivery of a Redemption Notice;

''Redemption Price'' means a price per NCEP Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price on the last Business Day prior to such Redemption Date;

''Retraction Date'' means the date that is 5 Business Days after the date on which NCEP receives a Retraction Request in respect of the Retracted Shares;

''Royalty Agreement'' means the amended and restated royalty agreement dated as of May 31, 2002 between NCEP and Petrofund;

''Royalty Agreement Amendment'' means the agreement amending the Royalty Agreement which will be entered into to give effect to the Transaction Facilitation Resolution and/or the Other Amendments Resolution if approved by the Unitholders at the Meeting;

''Services Agreement'' means the management agreement made as of January 1, 1990 between NCE Services and the Manager, as amended by agreement made November 15, 1995;

''Shareholders Agreement'' means the shareholders agreement respecting NCEP to be made as of the Closing Date, among NCEP, Petro Assets, Petrofund, and NCE Subco;

''Share Purchase Agreement'' means the share purchase agreement dated March 10, 2003 among Petro Assets, John F. Driscoll, NCEP, Petrofund, the Manager and NCE Services, as more fully described under the heading ''Internalization of Management of Petrofund — Details of the Internalization'';

''Special Committee'' means the special committee of the Board of Directors formed to consider the Internalization and related matters on behalf of Petrofund and to make recommendations to the Board of Directors as it considers appropriate;

''Special Resolution'' means a resolution approved in writing by Unitholders holding not less than $66^{2}/_{3}\%$ of the outstanding Units or a resolution passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and passed by the affirmative votes either in person or by proxy of the holders of not less than $66^{2}/_{3}\%$ of the Units represented at the meeting and voted on a poll upon such resolution.

''Special Voting Unit'' means a special voting unit of NCE Petrofund, which will entitle the holder of record of NCEP Exchangeable Shares to a number of votes at each meeting of Unitholders equal to the Aggregate Equivalent Vote Amount;

''Special Voting Unit Resolution'' means part of the Special Resolution of Unitholders in the form set forth in Schedule ''A'' to this Information Circular;

''Transaction Facilitation Resolution'' means collectively, the Special Voting Unit Resolution, the Permitted Investments Amending Resolution and the Delegation of Management of Petrofund Resolution in the form set forth in Schedule ''A'' to this Information Circular;

''Trust Indenture'' means the amended and restated trust indenture governing Petrofund made as of May 31, 2002 between NCEP and the Trustee;

''Trust Indenture Amendments'' means the agreement amending the Trust Indenture which will be entered into to give effect to the Transaction Facilitation Resolution and/or the Other Amendments Resolution if approved by the Unitholders at the meeting;

''Trustee'' means Computershare Trust Company of Canada, the trustee of Petrofund;

''TSX'' means the Toronto Stock Exchange;

''Units'' means the trust units of Petrofund, each trust unit representing an equal undivided beneficial interest in Petrofund;

''Unitholders'' means holders of Units; and

''Valuation Date'' means the Current Market Price on the first Business Day following the Distribution Record Date in respect of the Distribution to which the expired Dividend Period relates.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Information Circular, in addition to certain statements contained elsewhere or incorporated by reference in this document, are ''forward-looking statements'', are prospective in nature and are indicated by words such as ''will'', ''expects'', ''anticipates'' and such words' various derivations. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed in, or implied by, such forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Petrofund will derive therefrom. Certain of these risks and other factors are described in more detail in Petrofund's Renewal Annual Information Form dated March 10, 2003 filed with various securities commissions or similar authorities in the provinces of Canada and filed with the U.S. Securities and Exchange Commission on Form 40-F.

NCE PETROFUND

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular (the ''Information Circular'') is furnished in connection with the solicitation of proxies by the management of NCE Petrofund Corp. (''NCEP'') on behalf of NCE Petrofund (''Petrofund'') for use at the Annual and Special Meeting of Unitholders to be held at Westin Hotel, Calgary, Alberta, on Wednesday, April 16, 2003 commencing at 2:30 p.m. (Calgary time) for the purposes set forth in the Notice of Meeting accompanying this Information Circular.

In addition to solicitation by mail, proxies for use at the Meeting may be solicited by personal interviews, telephone or other means of communication by directors, officers and employees of NCEP or of NCE Petrofund Management Corp. (the ''Manager'') at nominal cost.

In addition, NCEP may retain the services of a managing soliciting dealer to form and manage a soliciting dealer group and/or a solicitation agent to solicit proxies in connection with the Meeting on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in such retainer agreements. The cost of solicitation will be borne by Petrofund.

Petrofund may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of Units (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) sending or delivering copies of this Information Circular, the Notice of Meeting and form of proxy to the beneficial owners of such Units. Petrofund will provide, without cost to such persons, upon request to the Secretary of the Manager, additional copies of the foregoing documents required for this purpose.

APPOINTMENT AND REVOCATION OF PROXIES

A form of proxy accompanies the Notice of Meeting and Information Circular being sent to Unitholders. The persons named in such form of proxy are officers of NCEP. **A Unitholder submitting the proxy has the right to appoint a person (who need not be a Unitholder) to be a representative at the Meeting, other than the persons designated in the form of proxy furnished by NCEP. Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose**. A form of proxy will not be valid unless it is completed and delivered to Computershare Trust Company of Canada, at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1 at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

A Unitholder who has given a proxy may revoke it by depositing an instrument in writing executed by such Unitholder (or by an attorney duly authorized in writing) or, if such Unitholder is a corporation, by any officer or attorney thereof duly authorized, either at the head office of Petrofund at 444 – 7th Avenue, S.W., Suite 600, Calgary, Alberta T2P 0X8 at any time up to and including the close of business of the last day preceding the Meeting or any adjournment(s) thereof, or with the Chairman of the Meeting on the day thereof or any adjournment(s) thereof.

EXERCISE OF DISCRETION BY PROXIES

The representatives of NCEP named in the enclosed form of proxy will vote the Units represented thereby in accordance with the instructions of the Unitholder who has given such proxy. If a Unitholder specifies a choice with respect to any matter to be acted upon, the Units represented by the proxy shall be voted accordingly.

WHERE NO CHOICE IS SPECIFIED, SUCH UNITS WILL BE VOTED BY THE REPRESENTATIVES OF NCEP NAMED IN SUCH FORM OF PROXY IN FAVOUR OF THE TRANSACTION FACILITATION RESOLUTION, THE OTHER AMENDMENTS RESOLUTION AND THE INTERNALIZATION RESOLUTION AND WILL BE VOTED BY SUCH REPRESENTATIVES ON ANY OTHER MATTERS WHICH COME BEFORE THE MEETING AS DESCRIBED BELOW.

The enclosed form of proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. At the time of printing this Information Circular, management of NCEP are not aware of any such amendments, variations or other matters.

NON-REGISTERED HOLDERS

Only registered Unitholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases Units beneficially owned by a person (a ''Non-Registered Holder'') are registered either: (i) in the name of an intermediary (an ''Intermediary'') with whom the Non-Registered Holder deals in respect of the Units (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (''CDS'')) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, Petrofund will have distributed copies of the Notice, this Information Circular and the form of proxy (collectively, the ''meeting materials'') to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the meeting materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the ''voting instructions form'') which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Units they beneficially own. Should a Non-Registered Holder who receives the voting instructions form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the voting instructions form and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the voting instructions form.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

As at February 21, 2003 (the ''Record Date''), there were 54,135,836 Units issued and outstanding to which are attached voting rights and the registered holders thereof, at the close of business on the Record Date, are entitled to attend and vote at the Meeting on the basis of one vote for each Unit held. No person acquiring Units after such date shall be entitled to vote at the Meeting or any adjournment thereof.

To the best of the knowledge of the directors and senior officers of NCEP, no person beneficially owns, directly or indirectly, or exercises control or direction over, Units carrying more than 10% of the voting rights attached to the issued and outstanding Units which may be voted at the Meeting.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various provincial securities commissions or similar regulatory authorities in Canada, are specifically incorporated into and form an integral part of this Information Circular:

(a) the Renewal Annual Information Form of Petrofund, dated March 10, 2003;

(b) the comparative audited consolidated financial statements of Petrofund and notes thereto for the years ended December 31, 2002, 2001 and 2000, together with the auditors' reports thereon, as contained in Petrofund's 2002 Annual Report; and

(c) ''Management's Discussion and Analysis'' of financial results and financial condition of Petrofund for the year ended December 31, 2002 contained in Petrofund's 2002 Annual Report.

Any material change report and any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by Petrofund with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the date of the Meeting shall be deemed to be incorporated by reference into this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Manager at 444 – 7th Avenue, S.W., Suite 600, Calgary, Alberta T2P 0X8, telephone (403) 218-8625. For the purposes of the Province of Quebec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Manager at the above-mentioned address and telephone number.

ANNUAL MEETING MATTERS

Consideration of Financial Statements

The consolidated financial statements of Petrofund for the year ended December 31, 2002, together with the auditors' report thereon, have been mailed to Unitholders.

Election of Directors and Executive Committee of NCEP

Under the terms of the Original Unanimous Shareholder Agreement, the Unitholders are entitled, on an annual basis, to designate three of the six nominees to be elected to serve as

directors of NCEP, and the Manager is entitled to designate the other three nominees. The Board of Directors is responsible for the stewardship of Petrofund in consultation with the Manager. If the Internalization is completed, the Original Unanimous Shareholder Agreement will be terminated and the Unitholders will be entitled to designate all nominees to be elected to serve as directors of NCEP.

The Board of Directors has an executive committee of three members, two of whom are designated by the Unitholders and one of whom is designated by the Manager on an annual basis. In addition to approval of the Board of Directors, the executive committee is required to approve the following:

(a) any acquisition or disposition of oil and gas properties or other assets by Petrofund or NCEP in excess of $10 million;

(b) any borrowing of funds or granting of security interests in oil and gas properties or other assets held by Petrofund or NCEP; and

(c) any related party transaction proposed to be entered into by Petrofund or NCEP, including any amendment to or other matter involving the Management Agreement.

If the Internalization is completed, it is intended that the Executive Committee will be terminated and replaced by other committees of the Board of Directors. See Guideline 9 under the heading ''Statement of Corporate Governance Practices''.

The following table and the notes thereto state the names of the persons proposed to be nominated for election to the Board of Directors, all other positions and offices with NCEP or the Manager now held by them, their principal occupations or employment, the period or periods of service as directors of NCEP and the approximate number of Units beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name[1]	NCEP Director Since	Number of Units Owned, Controlled or Directed as at February 21, 2003[2]
John F. Driscoll[3][4][5][7] .... Toronto, Ontario	July 15, 1988	193,296
John Nestor[6][7] .... Mississauga, Ontario	September 27, 1988	3,698
Richard J. Zarzeczny[6][7] .... Stouffville, Ontario	October 5, 1995	4,934
Frank Potter[4][5][8] .... Toronto, Ontario	November 1, 2000	2,909
Peter N. Thomson[4][5][8] .... Nassau, Bahamas	November 1, 2000	Nil
Sandra S. Cowan[5][8] .... Toronto, Ontario	January 17, 2002	Nil

Notes:

(1) The principal occupations of the each of the nominees during the past five years follows:

John F. Driscoll founded and has been President of J.F. Driscoll Investment Corp., since 1981 and is the founder and President of NCE Resources Group. He specializes in oil and gas investments and petroleum related advisory, management and consulting services. Mr. Driscoll received his Bachelor of Science degree from the Boston

College Business School in 1964 and in 1967 attended the New York Institute of Finance. Mr. Driscoll has been a director of NCEP and the Manager since 1988.

Richard J. Zarzeczny is principal and founder of Canadian Enerdata Limited (established in 1984), an energy and economic consulting firm specializing in oil and gas industry analysis and forecasting. He publishes The Natural Gas Market Report, the leading Canadian newsletter covering natural gas markets, including regular price and market activity surveys. He graduated from Simon Fraser University in 1980 with a Master of Arts degree in Economics specializing in econometrics and in 1975 received a Master of Arts degree in Mathematics from the University of Regina.

John Nestor has been President of John Nestor & Associates Ltd., a firm of management consultants, since 1972. He received a Bachelor of Applied Science degree in Engineering Physics, specializing in geophysics, in 1959 from the University of Toronto. He received his Master of Business Administration degree with honours in 1961 from the University of Toronto, majoring in marketing and finance.

Frank Potter has been the Chairman since 1995 of Emerging Markets Advisors, Inc., a Toronto-based consultancy that assists corporations in making and managing direct investments internationally. Prior thereto, Mr. Potter was executive director of The World Bank Group in Washington, and was subsequently senior advisor at the federal Department of Finance. Mr. Potter is a director of a number of public and private corporations and public service organizations.

Peter N. Thomson has been the Chairman of the Board of the West Indies Power Corporation Limited for over 10 years. He attended Lower Canada College and Sir George Williams College. He received his Doctorate of Laws Degree from St. Thomas University, Fredericton, New Brunswick. Beginning his professional career in Montreal with investment dealer Nesbitt Thomson, he later was Chairman, President and Chief Executive Officer of Power Corporation of Canada. He has served as a director of numerous Canadian companies, including Petrofina Canada Limited and Norcen Energy Resources Ltd.

Sandra S. Cowan has been Partner and General Counsel of EdgeStone Capital Partners since January 15, 2002. From August 1999 to January 15, 2002, Ms. Cowan was a partner in the law firm of Goodman and Carr LLP in Toronto, and prior to August 1999, Ms. Cowan was a partner in the law firm of Aird & Berlis LLP in Toronto.

(2) The information as to Units beneficially owned, controlled or directed, not being within the knowledge of the Manager or Petrofund, has been furnished by the respective nominees individually.

(3) In addition to his proposed nomination as a director of NCEP, Mr. Driscoll will be nominated as the representative of the Manager to serve on the Executive Committee pending closing of the Internalization, at which time such committee will terminate.

(4) In addition to their proposed nominations as directors of NCEP, it is proposed that Messrs. Thomson and Potter will be nominated as members of the Executive Committee pending closing of the Internalization, at which time such committee will terminate.

(5) Member of the Audit Committee.

(6) If the Internalization is completed in accordance with its terms, Messrs. Nestor and Zarzeczny have agreed to resign as directors on the Closing Date and will be replaced by James E. Allard and Wayne M. Newhouse (see the heading ''Internalization of Management of Petrofund — Details of the Internalization'').

(7) Nominee of the Manager.

(8) Nominee of the Unitholders.

The term of office of each above nominee as director (and, where applicable, Executive Committee member) will be from the date of the meeting at which he or she is elected until the next annual meeting or until his or her successor is elected or appointed. However, if the Internalization is completed, Messrs. Nestor and Zarzeczny have agreed to resign as directors on the Closing Date.

In order to implement the Board of Directors and Executive Committee nominations made by the Unitholders and the Manager, the Trustee, in its capacity as trustee of Petrofund will sign a resolution in writing electing those individuals nominated by the Unitholders and the Manager to serve as directors and Executive Committee members immediately following the meeting.

PROXIES RECEIVED IN FAVOUR OF NCEP WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. NCEP has no reason to believe that any of the nominees will be unable to serve as a director or Executive Committee Member but, **IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO**

SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF NCEP WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS.

Appointment of Auditors

PROXIES RECEIVED IN FAVOUR OF NCEP WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF PETROFUND TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF UNITHOLDERS, UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Deloitte & Touche LLP have been auditors of Petrofund since June 3, 2002. Prior to June 3, 2002 Arthur Andersen LLP had been auditors of Petrofund since its inception. Arthur Andersen LLP ceased practicing public accounting effective June 3, 2002.

EXECUTIVE COMPENSATION

Pursuant to the Management Agreement, the Manager is compensated for providing services to NCEP and Petrofund noted below. If the Internalization is completed, no fees will be payable to the Manager under the Management Agreement in respect of the period commencing on January 1, 2003 to the Closing Date.

Management Fee

The Manager receives quarterly fees paid on the last business day of each quarter of each year equal to 3.25% (reduced from 3.75%, effective January 1, 2002) of the sum of net production revenue less Crown royalties and other Crown charges attributable to NCEP's properties for the applicable quarterly period.

Investment Fee

The Manager receives acquisition fees equal to 1.5% (reduced from 1.75%, effective January 1, 2002) of the purchase costs of all oil and gas properties, oil and gas companies and other related assets acquired by NCEP, other than replacement properties. In the event that NCEP properties are sold, the Manager also receives disposition fees of 1.25% (reduced from 1.5%, effective January 1, 2002) of the sale price of the properties sold.

Application of NCEP Income to Payment of Fees

NCEP is entitled to a residual 1% interest in the properties. The management fee and investment fee are paid in part, firstly, by applying any income received by NCEP in respect of its residual interest in the properties and, secondly, by applying any interest income of NCEP relating to the proceeds or revenue from the properties.

Reimbursement of Costs

The Manager is entitled to be reimbursed by NCEP for general and administrative costs and by Petrofund for trust expenses. In no event is NCEP responsible for the payment in any fiscal year of Petrofund of general and administrative costs in excess of the greater of (a) 5% of the gross production revenue for such fiscal year and (b) $240,000. To the extent that general and administrative costs paid by NCEP for any fiscal year of Petrofund exceed such maximum amount, NCEP shall be entitled to set off and deduct such excess amount from its

liability to pay management fees to the Manager. If any fiscal year is less than 12 months, the foregoing calculations will be pro rated.

2002 Compensation

Total management fees paid to the Manager for the fiscal year ended December 31, 2002 were $4.7 million. Total acquisition fees paid to the Manager for the fiscal year ended December 31, 2002 were $1.3 million. The Manager also received $116,000 in respect of dispositions in such period. Total management fees paid in 2002 to the manager of NCE Energy Trust, prior to the acquisition of NCE Energy Trust by Petrofund on May 31, 2002, were $364,000.

During the period ended December 31, 2002, NCE Services received $11.7 million for accounting and administrative services, which is included in general and administrative expenses of Petrofund, $838,000 for project sourcing and evaluation services, which have been capitalized to oil and gas properties, and $300,000 for marketing and other related equity issue costs. Such amounts were reimbursed to the Manager under the Management Agreement.

Compensation of Directors

Each director of NCEP is entitled to receive a quarterly retainer of $5,000. Each director of NCEP also receives a fee of $1,000 for each meeting of the board of directors attended and $1,500 for each meeting of Unitholders attended. All amounts paid to the directors of NCEP are paid by Petrofund. For Petrofund's fiscal year ended December 31, 2002, the directors were entitled to an aggregate of $141,333 for attending regular meetings of the Board of Directors, $16,000 for attending audit committee meetings, and $229,000 for participation on two special committees throughout 2002.

Unit Incentive Plans

The former Petrofund Incentive Plan was established on May 3, 1996 authorizing the issuance of options to acquire Units to directors, senior officers, employees and consultants of NCEP, the Manager and NCE Services and certain related parties. As of December 31, 2002, 197,850 options were outstanding pursuant to the former Petrofund Incentive Plan. The former Petrofund Incentive Plan will be terminated once all options outstanding thereunder are exercised or expire unexercised.

On January 30, 2001, the Petrofund Unit Rights Incentive Plan was established. It was approved by Unitholders at the annual and special meeting held on June 11, 2001. All rights to purchase Units are now granted under the Petrofund Unit Rights Incentive Plan. The purpose of the Petrofund Unit Rights Incentive Plan is to encourage ownership of Units by directors, senior officers, employees and consultants of NCEP, the Manager and NCE Services, as designated from time to time by the board of directors of the Manager, and personal holding corporations controlled by or registered retirement savings plans of any such persons.

The aggregate number of Units which may be reserved for issuance under the Petrofund Unit Rights Incentive Plan is 5,200,000 Units. Currently, 2,830,430 options are outstanding pursuant to the Petrofund Unit Rights Incentive Plan. The Petrofund Unit Rights Incentive Plan permits Petrofund to increase such maximum number from time to time, subject to the approval of the Unitholders.

The exercise price of rights granted under the Petrofund Unit Rights Incentive Plan is based upon the market price of the Units at the date of grant or, at the election of the grantee, based upon such market price and the unit distribution levels subsequently achieved by Petrofund. In particular, the Petrofund Unit Rights Incentive Plan provides that the rights

exercise price will be equal to either (a) the market price of the Units on the date of the grant of the right or, (b) if so elected by the holder no later than the exercise of the applicable right, the market price of the Units on the date of grant of the right reduced from time to time for each calendar quarter ending after the date of grant by the positive amount, if any, equal to:

(i)   the amount by which the aggregate unit distributions made to Unitholders in any calendar quarter ending after the date of the grant exceed 2.5% of Petrofund's Oil and Gas Interests (as defined below) on its balance sheet at the beginning of the applicable calendar quarter,

divided by

(ii)   the number of issued and outstanding Units as at the beginning of the applicable calendar quarter.

The Manager believes that these provisions of the Petrofund Unit Rights Incentive Plan reflects Petrofund's primary objective of maximizing distributions in order to allow it to compete in the oil and gas business for the employment of qualified professionals. The exercise price of rights will effectively allow the holders of rights granted under the Petrofund Unit Rights Incentive Plan, at their election, to indirectly participate in Unit distributions in excess of 2.5% of the net book value per unit of Petrofund's consolidated oil and gas royalty and property interests (the ''Oil and Gas Interests'') on a quarterly basis.

Rights granted under the Petrofund Unit Rights Incentive Plan may be exercised during a period not exceeding five years, subject to earlier termination in the event of termination, retirement, disability or death. The rights are non-transferable. The Manager may from time to time amend or revise the terms of the Petrofund Unit Rights Incentive Plan or may terminate the Petrofund Unit Rights Incentive Plan at any time.

INTERNALIZATION OF MANAGEMENT OF PETROFUND

Background to the Internalization

In late July, 2002 in response to a proposal made by Petro Assets, the Board of Directors began preliminary discussions regarding the potential benefits to be realized by Petrofund from the internalization of its management. The Special Committee was formed to consider, evaluate and negotiate the terms of the proposed transaction. The Special Committee consists of three members, all of whom are non-management members of the Board of Directors, namely: Mr. Frank Potter as Chairman, Mr. Peter Thomson and Ms. Sandra Cowan.

Each of Mr. Potter, Mr. Thomson and Ms. Cowan is an ''independent director'' within the meaning of OSC Rule 61-501 and CVMQ Policy Q-27, and accordingly is not associated with management of Petrofund.

The Board of Directors met with Goodman and Carr LLP, legal counsel to Petrofund, to review its role and duties with respect to Petro Asset's proposal. At this meeting the Chairman determined that the engagement of a legal adviser to the Special Committee was in order and it was resolved that Torys LLP would be retained to act as legal counsel to the Special Committee, to provide advice to the Special Committee with respect to its legal duties and obligations and to assist in its review of any fairness opinion and to assist in the negotiation and preparation of documentation with respect to the proposed Internalization.

On August 22, 2002, the Special Committee retained CIBC World Markets to act as financial advisor in connection with the Internalization and to provide an opinion as to the fairness, from a financial point of view, of the consideration to be paid by Petrofund pursuant to the Internalization.

Between the time of its appointment and March 10, 2003, the Special Committee formally met on numerous occasions. The Special Committee also engaged in numerous and extensive discussions alone and with its legal counsel and financial advisor. In order to fulfill its mandate, the Special Committee, with the assistance of CIBC World Markets, reviewed the trends in the Canadian oil and gas income fund sector, including recently completed internalization transactions, reviewed the terms of the Management Agreement, evaluated the options available to Petrofund respecting the termination of the Management Agreement and analyzed the future Management Fees that may be payable pursuant to the Management Agreement based upon the five year notice period for termination provided for in the Management Agreement. As the Internalization would result in Petrofund having a more traditional corporate structure, the Special Committee also addressed a number of ancillary matters, including revising Petrofund's governance structure to reflect current ''best practices''. The terms and conditions of the Internalization, including the Share Purchase Agreement and the other material agreements relating to the Internalization, were commented on by both CIBC World Markets and Torys LLP. The Special Committee reviewed and negotiated the material terms of the Internalization with Petro Assets and its legal counsel.

During its deliberations, the Special Committee was provided with and reviewed materials relating to the financial performance of Petrofund and the Manager and considered such matters and addressed all other issues it deemed relevant to enable it to fulfil its mandate, including:

(a) a relative performance assessment of Petrofund, which included a review of the historical operational and financial results of Petrofund, as compared to other Canadian oil and gas income funds;

(b) the terms of the Management Agreement and the structure of Petrofund, including the rights of Petrofund to terminate the Management Agreement (which provided that Petrofund was entitled to terminate such agreement upon not less than five years' notice) and a comparison of the material terms of the Management Agreement with the management agreements respecting other Canadian oil and gas income funds;

(c) various financial analyses provided by CIBC World Markets, including:

(i) analyses, under a number of production scenarios, of the estimated Management Fees which would be generated over the five year notice of termination period under the Management Agreement; and

(ii) financial impact analyses under such production scenarios referred to in (c)(i) above to determine whether the aggregate consideration payable by Petrofund under the Internalization would be accretive or dilutive to Petrofund on a per Unit basis;

(d) an analyses of other internalization transactions that were completed over the past several months, as compared to the terms of the Internalization (including the financial aspects thereof);

(e) alternatives available to Petrofund, other than the acquisition of the Manager, to reduce ongoing Management Fees and increase the alignment between the Unitholders and management (including, among other things, the continuation of the current structure, restructuring the Management Agreement and providing notice that five years hence the Management Agreement would be terminated pursuant to the terms thereof); and

(f) other benefits of the Internalization, including the potential for reducing ongoing general and administrative costs by consolidating Petrofund's management in

Calgary, securing the services of NCE Services' Calgary-based employees on an exclusive basis, and revising Petrofund's governance structure to reflect current ''best practices''.

On March 10, 2003, the Special Committee met with its financial advisor and legal counsel to discuss the final terms of the Internalization and CIBC World Markets delivered its fairness opinion with respect to the consideration payable pursuant to the Internalization. As a result of its detailed review and extensive deliberations and negotiations, and having regard to the fairness opinion received from CIBC World Markets, on March 10, 2003 the Special Committee recommended that the Board of Directors approve the Internalization and agreed that the consideration payable in respect thereof was fair and reasonable in the circumstances and that the transaction was accretive to Petrofund's net asset value, distributions and cash flow per Unit.

In coming to its conclusion and recommendations, the Special Committee considered a number of factors, including the following:

(a) the Share Purchase Agreement requires the termination of the Original Unanimous Shareholder Agreement thereby eliminating the right of the Manager to nominate three directors of NCEP;

(b) Petrofund's governance structure will be revised to reflect current ''best practices'', with Unitholders having the right to designate, at Petrofund's annual meetings, all of the nominees to be elected directors of NCEP;

(c) the completion of the Internalization will result in all directors, with the exception of John F. Driscoll and Jeffery E. Errico, being unrelated to management, and board committees, including audit, human resources and compensation, governance and reserve committees which will be established consisting solely of directors unrelated to management;

(d) the ongoing management structure of Petrofund will be streamlined and consolidated in Calgary, Alberta which is expected to reduce ongoing general and administrative costs;

(e) the Internalization will be accretive to Petrofund's net asset value, distributions and cash flow per Unit;

(f) by eliminating the Management Fees currently payable to the Manager and consolidating Petrofund's management and administration, the long term operating cost structure of Petrofund will be improved;

(g) increased management ownership interest in Petrofund will further align the interests of Unitholders and management. After effecting the Internalization, directors and officers of NCEP will own, directly or indirectly, approximately 4.1% of Units (assuming conversion of all NCEP Exchangeable Shares);

(h) the completion of the Internalization may enhance the attractiveness of the Units to a wider range of potential investors and may expand the investor base and lower Petrofund's cost of capital;

(i) Petrofund's competitiveness for acquisitions is anticipated to be improved by eliminating Management Fees, which should provide greater opportunities to make value adding acquisitions for the benefit of Unitholders;

(j) internalization of the management contracts in the oil and gas trust sector should eliminate a barrier to pursuing consolidation opportunities within the oil and gas sector; and

(k) the Fairness Opinion from CIBC World Markets.

On March 10, 2003, a meeting of the Board of Directors was held, at which the Special Committee reported its conclusions and recommendations to the Board and the Board reviewed the matters considered by the Special Committee. The Board of Directors agreed with the Special Committee's recommendations, unanimously approved the Internalization on the terms recommended by the Special Committee and determined that the Internalization is in the best interests of Petrofund. Mr. Driscoll abstained from voting on all matters respecting the Internalization, by virtue of the beneficial ownership of Petro Assets by a trust established for the benefit of his family and his position as a director and officer of the Manager.

The Share Purchase Agreement was entered into on March 10, 2003, subsequent to the approval of the Internalization by the Board of Directors. The completion of the Internalization contemplated thereby is conditional upon, among other things, the approval of the Unitholders and the receipt of all other required third party and regulatory approvals.

The Board of Directors unanimously recommends that the Unitholders vote FOR the Internalization Resolution.

The Internalization Resolution requires approval by an Ordinary Resolution and approval by the affirmative vote, either in person or by proxy, of Disinterested Unitholders holding at least 50% of the Units voted in respect of such resolution.

PROXIES RECEIVED IN FAVOUR OF NCEP WILL BE VOTED IN FAVOUR OF THE INTERNALIZATION RESOLUTION, UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT SUCH UNITHOLDER'S UNITS ARE TO BE VOTED AGAINST THE INTERNALIZATION RESOLUTION. THE INTERNALIZATION WILL NOT BE COMPLETED IF THE REQUIRED APPROVAL OF THE INTERNALIZATION RESOLUTION IS NOT OBTAINED.

Effect of the Internalization upon Unitholders

The principal impact to Petrofund of the Internalization will be the elimination of the Management Fees, which are currently payable to the Manager by NCEP and Petrofund pursuant to the Management Agreement. During the year ended December 31, 2002 the Manager was paid $4.7 million for the base management fee, $1.3 million for acquisition fees and $116,000 for disposition fees. Total management fees paid in 2002 to the manager of NCE Energy Trust, prior to the acquisition of NCE Energy Trust by Petrofund on May 31, 2002, were $364,000. Pursuant to the Share Purchase Agreement, NCEP and Petrofund will not pay any amounts which would otherwise be owing by them to the Manager in respect of the period from January 1, 2003 to the Closing Date, unless the Internalization is not completed. There will be no Management Fees (in the form of acquisition fees) payable as a result of the Internalization.

Details of the Internalization

Share Purchase Agreement

Prior to the Closing Date, the Manager will acquire all of the outstanding shares of NCE Services, the corporation which employs all of the Calgary-based personnel who provide services to Petrofund and NCEP on behalf of the Manager. Pursuant to the Share Purchase Agreement, on the Closing Date, NCEP will purchase the Manager Shares from Petro Assets for $23.6 million. The purchase price will be satisfied by the issuance of 1,939,147 NCEP Exchangeable Shares. The purchase price is subject to a downward dollar for dollar adjustment to the extent, if any, that the balance sheet of the Manager and NCE Services as at the Closing Date discloses that the aggregate net tangible book value (tangible assets less liabilities) of the Manager and NCE Services is negative. The amount of any adjustment is not

expected to be material. Each NCEP Exchangeable Share will be initially exchangeable into one (1) Unit. (See ''NCEP Exchangeable Shares'' in Schedule ''E'' for details of the attributes of such shares). The NCEP Exchangeable Shares were ascribed a value of $12.1703 per share, representing the volume weighted average trading price of the Units on the TSX during the 10 trading days ending on March 4, 2003. On the Closing Date, Petro Assets will receive an additional cash payment per NCEP Exchangeable Share to be issued to it equal to the amount of the distributions per Unit paid or payable to holders of record of Units during the period commencing on January 1, 2003 and ending on the Closing Date. As well, on the Closing Date NCEP will pay $3.4 million in cash to fund the repayment of indebtedness owing by the Manager.

In addition, it is a condition to the closing of the Internalization that NCEP will cause NCE Services to deliver to the NCEP Executives $780,000 in cash and 100,244 Units (plus an amount per delivered Unit equal to the distributions per Unit paid to holders of record of Units during the period commencing on January 1, 2003 and ending on the Closing Date).

The Share Purchase Agreement contains representations and warranties of Petro Assets relating to the Manager and NCE Services, including matters relating to the businesses, operations, assets and liabilities of the Manager and NCE Services. The representations and warranties generally survive for two years following the Closing Date. The rights of indemnity of the Manager, NCE Services, NCEP and Petrofund against Petro Assets, the sole shareholder of the Manager, are based upon, among other things, the breach or untruth of any of the representations and warranties.

The Share Purchase Agreement contains various conditions to closing, including that there has been no material adverse change in the business, affairs, financial condition or operations of the Manager, NCE Services and Petrofund, that the Internalization has been approved by at least 50% of the votes cast by Disinterested Unitholders, that the Fairness Opinion has not been withdrawn or amended in any material respect, that the TSX and the AMEX have approved the listing of the Units issuable in connection with the Internalization (including those issuable on exchange of the NCEP Exchangeable Shares issuable to Petro Assets), that the creation and issuance of the Special Voting Unit has been approved by the Unitholders and that closing has occurred on or prior to April 30, 2003.

Executives

Following the closing of the Internalization, John F. Driscoll will remain Chairman of the Board of NCEP and Jeffery E. Errico will continue as President and will also be appointed Chief Executive Officer of NCEP. Vince P. Moyer, Jeffrey D. Newcommon and Glen C. Fischer will continue as Senior Vice-President of Finance, Senior Vice-President of Land and Exploration and Senior Vice-President of Operations of NCEP, respectively. NCEP intends to negotiate mutually satisfactory long-term employment agreements with the NCEP Executives as soon as practicable.

As part of the transaction, Mr. Driscoll will enter into an agreement with NCEP, pursuant to which he will agree to act as Chairman of the Board of Directors for up to five consecutive years, if appointed to such position, and to devote 50% of his time to the business and affairs of NCEP and Petrofund. Pursuant to the Share Purchase Agreement, if the Internalization is completed, Mr. Driscoll will agree not to, directly or indirectly, solicit or hire any of the NCEP Executives during the period commencing on the Closing Date and expiring on the later of the 5th anniversary of the Closing Date and 24 months following the date upon which Mr. Driscoll ceases to be an officer or director of NCEP, and not to act as an officer, director, employee or consultant of any entity (other than certain specified entities) that manages, operates or provides consulting or management services to any royalty or income trust that, as its principal business, acquires, manages and/or operates producing oil and/or gas properties in

Canada during the period commencing on the Closing Date and expiring on the later of the 5th anniversary of the Closing Date and the date upon which Mr. Driscoll ceases to be an officer or a director of NCEP. This latter covenant will terminate in circumstances similar to the circumstances under which Petro Assets' securities held in escrow pursuant to the Escrow Agreement will be automatically released (see ''Escrow Agreements'' below).

Escrow Agreements

Pursuant to the Share Purchase Agreement, Petro Assets and each of the NCEP Executives will enter into the Escrow Agreement and the NCEP Executive Escrow Agreements, respectively. 40% of the original number of NCEP Exchangeable Shares to be issued to Petro Assets and 100% of the Units to be issued to the NCEP Executives will be deposited in escrow. 5% of the original number of such Units or NCEP Exchangeable Shares (or that number of Units issuable upon the exchange of the NCEP Exchangeable Shares using the initial Exchange Ratio) held in escrow will be released at the end of each quarter commencing on the Closing Date over a period of 20 calendar fiscal quarters, in arrears, released at the end of each fiscal quarter. All of the securities issued to Petro Assets and held in escrow will, pursuant to the Pledge Agreement, be subject to a pledge in favour of NCEP and Petrofund as security for Petro Assets' indemnification obligations under the Share Purchase Agreement. The Pledge Agreement will terminate on the second anniversary of the Closing Date, provided that on or prior to such date, no claim for indemnification has been made by Petrofund or NCEP against Petro Assets.

All securities held in escrow pursuant to the Escrow Agreement and the NCEP Executive Escrow Agreements will be released from escrow in certain circumstances, including the completion of a takeover bid respecting the Fund or a merger, amalgamation or other business combination involving Petrofund which results in one or more persons acquiring more than 50% of the outstanding Units or the sale of all or substantially all of the assets of Petrofund. As well, Petro Assets' securities which are subject to the Escrow Agreement will be released from escrow in certain additional circumstances, including Mr. Driscoll ceasing to be the Chairman of the Board of Directors as a result of the Board removing him from such office or not appointing him to such office (other than ''for cause''), Mr. Driscoll ceasing to be the Chairman as a result of the Unitholders failing to designate him as a director of NCEP or directing that he be removed as a director of NCEP, or the appointment of a new Chief Executive Officer of NCEP (other than Mr. Errico), if Mr. Driscoll votes against such appointment and resigns as a director of NCEP within 30 days following such appointment.

Transition Services Agreement

Upon the closing of the Internalization, Petrofund's operations will be consolidated and managed from NCEP's office in Calgary, Alberta. To ensure an orderly transition of the services currently provided by the Manager through its office in Toronto, Ontario, on the Closing Date Sentry Select Capital Corp. (''Sentry'') will enter into an agreement effective January 1, 2003, with Petrofund, NCEP and the Manager to provide certain of these services to Petrofund and NCEP at its cost until December 31, 2003, subject to a maximum cost of $2 million. In the event Petrofund is sold, or a take-over bid, merger, amalgamation or other business combination involving Petrofund which results in a change of control of Petrofund occurs, Petrofund will be required to pay Sentry the difference between $2 million and the amounts already paid to Sentry and the agreement will terminate. After December 31, 2003, Sentry will no longer provide such services.

Changes to Board of Directors

Upon closing of the Internalization, the Original Unanimous Shareholder Agreement will terminate and the Unitholders will be entitled, on an annual basis, to designate all nominees

to be elected to serve as directors of NCEP, and there will no longer be an executive committee. Accordingly, the Manager's entitlement to designate, pursuant to the terms of the Original Unanimous Shareholder Agreement, three nominees to be elected to serve as directors of NCEP will cease upon the closing of the Internalization.

As part of the Internalization, and subject to the closing of the Internalization, at the Closing, Messrs. Nestor and Zarzeczny have agreed to resign as directors of NCEP and Unitholders are being asked to approve the designation of three additional nominees to the Board of Directors.

The following table and the notes thereto state the names of the three persons proposed to be nominated for election to the Board of Directors upon closing of the Internalization, their principal occupations or employment and the approximate number of Units beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name[1]	Principal Occupation	Number of Units Owned, Controlled or Directed as at February 21, 2003[2]
Jeffery E. Errico	President, NCE Petrofund Corp.	22,520
James E. Allard	Business Executive	Nil
Wayne M. Newhouse	President, Morgas Ltd.	Nil

Notes:

(1) The principal occupations of the each of the nominees during the past five years follows:

Jeffery E. Errico is a Professional Engineer who received a Bachelor of Applied Science Degree in Chemical Engineering from the University of British Columbia. Mr. Errico has over 25 years experience in the oil and gas industry and prior to joining NCE Resources Group Inc., held several senior executive positions with operating oil and gas companies. He joined NCE Resources Group Inc. in 1995 and is currently President and Chief Operating Officer of NCEP.

James E. Allard has focused his career in international finance and the petroleum industry for the past 40 years. From 1996 to 1998 Mr. Allard served as Chief Executive Officer, Chief Financial Officer and director of several private and publicly traded companies. He served as a senior executive and director of Canada's largest natural gas producer, Amoco Corporation, from 1981 to 1995. He currently advises a number of private companies, acts as the sole external trustee of a mid-sized pension plan and serves on the board of the Alberta Securities Commission.

Wayne M. Newhouse is a Professional Engineer and oil and gas executive with over 40 years of broad industry experience. Since 1995, Mr. Newhouse has served as President of Morgas Ltd., a private oil and gas production company, as well as a director of several publicly traded companies. From 1989 to 1994, Mr. Newhouse served as Senior Vice President, Production and Senior Vice President, Exploration and International Development of Norcen Energy Resources Ltd.

(2) The information as to Units beneficially owned, controlled or directed, not being within the knowledge of NCEP or Petrofund, has been furnished by the respective nominees individually.

Following the Internalization, the Board of Directors will consist of seven members: John F. Driscoll, Jeffery E. Errico, Frank Potter, Peter N. Thomson, Sandra S. Cowan, James E. Allard and Wayne M. Newhouse.

Regulatory Matters and Approvals

It was concluded that the Internalization was subject to the provisions governing ''related party transactions'' within the meaning of OSC Rule 61-501 and CVMQ Policy Q-27 due to the beneficial ownership of the Manager Shares by a trust established for the benefit of the family of John F. Driscoll (the Chief Executive Officer and a director of NCEP). The Internalization is

exempt under the applicable Rule and Policy from certain valuation and minority approval requirements as a result of the value of the consideration payable by Petrofund to Petro Assets pursuant to the Internalization not exceeding 25% of the market capitalization of Petrofund. The Board of Directors appointed the Special Committee to review and negotiate the provisions of the Share Purchase Agreement and the Internalization and to ensure compliance with applicable disclosure requirements.

Petrofund has applied to the TSX and AMEX for the listing of the Units to be issued to the NCEP Executives and the Units issuable on exchange of the NCEP Exchangeable Shares pursuant to the Share Purchase Agreement.

Timing and Expenses of the Internalization

The Internalization will become effective on the Closing Date, which is expected to occur on or about April 30, 2003, if the Internalization Resolution and the Transaction Facilitation Resolution are approved at the Meeting and all other conditions set out in the Share Purchase Agreement are satisfied or waived. There are no fees payable to the Manager relating to the Internalization. The expenses of the Internalization to be incurred by the Manager or Petro Assets will be paid by the Manager or Petro Assets. The expenses of the Internalization to be incurred by Petrofund or NCEP including, without limitation, legal fees, financial advisor fees, proxy solicitation expenses, the preparation and printing of the Information Circular and other costs associated with the Meeting are estimated to be approximately $1.8 million.

FAIRNESS OPINION

CIBC World Markets was retained by the Special Committee on August 22, 2002 to consider the Internalization and related matters and make such recommendations as it considered appropriate and to provide an opinion as to the fairness, from a financial point of view, of the consideration payable pursuant to the Internalization.

CIBC World Markets was retained by the Special Committee to perform these services on the basis of its expertise in such matters. CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research.

CIBC World Markets has advised the Special Committee that none of CIBC World Markets or its affiliates is an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Ontario)) of Petrofund, NCEP, the Manager, Petro Assets or any of their respective affiliates or associates (collectively, the ''Interested Parties''). Except as financial advisor to the Special Committee and dealer manager for the proxy solicitation, CIBC World Markets is not acting on behalf of any of its associates or affiliates as an advisor to any of the Interested Parties with respect to the Internalization.

In consideration for its services, NCEP agreed to pay to CIBC World Markets a monthly fee and fixed fee, totalling $625,000, a portion of which was paid during the term of the engagement agreement and the remainder of which was paid on delivery of the Fairness Opinion. In addition, NCEP agreed to reimburse CIBC World Markets for its reasonable expenses incurred in the performance of such services and to indemnify it in respect of certain liabilities as may be incurred by it in connection with its engagement.

On March 10, 2003 CIBC World Markets provided the Special Committee with the Fairness Opinion which stated that the consideration payable pursuant to the Internalization is fair, from a financial point of view, to Petrofund, based on the assumptions and considerations set out in the Fairness Opinion. A copy of the Fairness Opinion is attached as Schedule ''D'' to this Information Circular. **The Fairness Opinion describes the matters considered, assumptions made and the review undertaken by CIBC World Markets and should be read in its entirety.**

PROPOSED AMENDMENTS TO TRUST INDENTURE AND ROYALTY AGREEMENT

At the Meeting, Unitholders will be asked to consider and, if thought appropriate, approve, certain amendments to the Trust Indenture and Royalty Agreement, as set out in the Transaction Facilitation Resolution and the Other Amendments Resolution.

A summary of the key proposed amendments and the reasons for such amendments are outlined below.

Transaction Facilitation Resolution

Special Voting Unit Resolution

It is proposed that the Trust Indenture be amended to provide for the creation and issuance of the Special Voting Units.

As at the Record Date, Petrofund had outstanding 54,135,836 Units, which entitle holders to vote generally at meetings of Unitholders. Each Unit outstanding on the Record Date is entitled to one vote at the related meeting. Petrofund intends to create a second class of securities, the Special Voting Units, which would entitle the holder of NCEP Exchangeable Shares to vote generally at meetings of Unitholders. The Units and the Special Voting Units would vote together as a single class on all matters. The Special Voting Units would entitle the holder to a number of votes at a meeting of Unitholders equal to the Aggregate Equivalent Vote Amount. The Special Voting Units would have no rights other than the right to vote at meetings of Unitholders.

In connection with the Internalization, NCEP Exchangeable Shares will be issued to Petro Assets and one Special Voting Unit will be issued to Petro Assets as the sole holder of the NCEP Exchangeable Shares. As a result, Petro Assets will have the right, through its Special Voting Unit, to cast that number of votes at meetings of Unitholders equal to the number of Units into which the NCEP Exchangeable Shares held by it at each applicable record date are exchangeable.

The Special Voting Units will only be issued if its issuance does not result in Petrofund losing its status as a ''mutual fund trust'' for the purposes of the *Income Tax Act* (Canada).

Pursuant to the Share Purchase Agreement, it is a condition in favour of Petro Assets to the closing of the Internalization that the Trust Indenture shall have been amended to authorize the creation and issuance to Petro Asset, of one (1) Special Voting Unit.

Permitted Investments Amending Resolution

In order to provide greater flexibility to Petrofund, it is proposed that the Trust Indenture and the Royalty Agreement be amended to expand the permitted investments of Petrofund, firstly by permitting acquisitions of such assets as are authorized by the Board of Directors and by Unitholders by Ordinary Resolution and acquired in accordance with such authorization, as more particularly described in (a) below and secondly by expanding the definition of ''Resource Issuer'', as more particularly described in (b) below.

(a) It is proposed that Sections 6.1 and 6.2 of the Trust Indenture be revised to read as follows (additions are in italics):

''6.1 Investments

Any funds within the Trust Fund shall be used for the purpose of acquiring and holding Royalties and related assets, acquiring, holding and investing, directly or indirectly, in Additional Resource Assets, *such assets as are authorized by the board of directors of the Corporation **[i.e. NCEP]** and by an Ordinary Resolution and*

acquired in accordance with such authorizations, such other purposes as are contemplated elsewhere in this Indenture and paying the expenses and liabilities of the Trust, provided that no asset will be acquired by the Trust which will cause the Trust to carry on any business for the purposes of the *Income Tax Act* (Canada). The Trustee shall not be compelled by any Unitholder or any court of competent jurisdiction to dispose of any Royalties, Additional Resource Assets and related assets because of yield or lack thereof, lack of diversification or any other reason whatsoever''.

''6.2 Additional Resource Assets

The Trust and/or the Corporation may invest in or acquire Additional Resource Assets, directly or indirectly, including, without limitation, through the acquisition of securities of other resource issuers, such as public or private resource royalty or income trusts or resource companies, takeover bid or merger transactions, private placements or other equity transactions or direct asset acquisitions or other property transactions. If the Trust or the Corporation directly acquires resource properties, such acquisition shall comply with the acquisition criteria for Properties set forth in Section 3.2 of the Royalty Agreement. For greater certainty, acquisitions of Additional Resource Assets which are Properties shall be subject to the terms and conditions of the Royalty Agreement. Subject to the foregoing requirements of this Section, investments may be made by the Trustee or by the Corporation in Additional Resource Assets which do not conform with the aforesaid criteria and procedures in the Royalty Agreement, provided that any such investments shall be subject to standard industry due diligence procedures and a receipt of favourable valuation report from a qualified valuator acceptable to the Trust and the Corporation *unless otherwise authorized by the board of directors of the Corporation and by an Ordinary Resolution*. Notwithstanding anything contained herein, the Trust may not, directly or indirectly, acquire any property which would cause the Trust to carry on any business for the purposes of the *Income Tax Act* (Canada).''

(b) Petrofund and NCEP are authorized to invest in or acquire Additional Resource Assets. For the purposes of the Trust Indenture and the Royalty Agreement, ''Additional Resource Assets'' means securities of Resource Issuers, royalties or other interests of Resource Issuers and properties and related assets of Resource Issuers. The current definition of ''Resource Issuer'' in the Trust Indenture and the Royalty Agreement is as follows:

''Resource Issuer'' means any company, partnership, limited partnership, trust or other entity whose principal business activity is engaging in the exploration, production, drilling, recovery, removal, disposal or production of Petroleum Substances and, to the extent reasonably incidental to the foregoing, processing, transportation or other related activities.

It is proposed to broaden the definition of ''Resource Issuer'' in the Trust Indenture and the Royalty Agreement to provide greater flexibility to Petrofund and NCEP in the nature of acquisitions which may be made. The proposed new definition is as follows:

''Resource Issuer'' means any company, partnership, limited partnership, trust or other entity whose principal business activity is or relates to the exploration, production, drilling, recovery, removal, disposal, production, processing or transportation of Petroleum Substances or related activities.

The Internalization, while structured as a purchase of the shares of the Manager (which is a permitted investment under the current wording of the Trust Indenture), is in effect the

cancellation of the Management Agreement. Given the extensive amount of financial analysis respecting the Internalization that was made available to the Special Committee by its financial advisor, CIBC World Markets, the Board of Directors concluded that a valuation report (which is a requirement under the Trust Indenture for acquisitions involving the purchase of shares of a Resource Issuer) was not necessary. One implication of the Permitted Investments Amending Resolution, if adopted, is that a valuation report will not be mandated by the Trust Indenture for the purposes of completing the Internalization.

Delegation of Management of Petrofund Resolution

Upon completion of the Internalization, the powers and authority previously exercised by the Manager will be exercised by NCEP. In order to clarify and confirm the authority that rests with NCEP in its management of the business and affairs of Petrofund, it is intended that the Trust Indenture be amended to provide that, except as expressly prohibited by applicable law and the terms of the Trust Indenture, Computershare Trust Company of Canada, in its capacity as Trustee of Petrofund, will delegate to NCEP the management of the business and affairs of Petrofund and the authority to administer and manage the operations of Petrofund. As well, the Trust Indenture will be amended to remove all references to the Manager's rights and obligations.

> **The Board of Directors unanimously recommends that the**
> **Unitholders vote FOR the Transaction Facilitation Resolution**

In order to be effective, the Transaction Facilitation Resolution requires approval by the affirmative vote, either in person or by proxy, of Unitholders holding at least 662/3% of the Units voted in respect of such resolution. In addition, approval by the affirmative vote, either in person or by proxy, of Disinterested Unitholders holding at least 50% of the Units voted in respect of such resolution is also required.

PROXIES RECEIVED IN FAVOUR OF NCEP WILL BE VOTED IN FAVOUR OF THE TRANSAC-TION FACILITATION RESOLUTION, UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT SUCH UNITHOLDER'S UNITS ARE TO BE VOTED AGAINST THE TRANSACTION FACILITATION RESOLUTION. THE INTERNALIZATION WILL NOT BE COMPLETED IF THE REQUIRED APPROVALS OF THE TRANSACTION FACILITATION RESOLUTION IS NOT OBTAINED.

Other Amendments Resolution

It is also proposed to make certain additional amendments to the Trust Indenture and the Royalty Agreement to clarify certain provisions thereof unrelated to the Internalization. These amendments will not adversely affect the rights or entitlements of Unitholders.

The Trust Indenture explicitly empowers the Trustee or the Manager on its behalf, to enter into any subordination agreement with any lender or lenders to NCEP pursuant to which the Trustee, or the Manager on its behalf, agrees to subordinate its right to payments under the Royalty Agreement to the right of any such lender or lenders to be paid obligations owing to it by NCEP. The Trust Indenture also empowers the Trustee to, among other things, exercise all powers which are necessary or useful to carry on the business of Petrofund.

In order to confirm that Petrofund had and has the power to enter into broad subordination agreements which are necessary or useful to carry on the business of Petrofund, it is proposed to amend the explicit subordination powers provision in the Trust Indenture to refer to the subordination of the payment of *any and all indebtedness* of NCEP to Petrofund (including without limitation payments under the Royalty Agreement) to any indebtedness of NCEP to any lender, lenders or swap or hedge provider. This reflects the fact

that there are, from time to time, amounts owing by NCEP to Petrofund other than those owing under the Royalty Agreement and that lenders and swap or hedge providers to NCEP may request that all such amounts be subordinated to the indebtedness of NCEP to such lenders. The amendment of such provision in the Trust Indenture and the Royalty Agreement will not in any way affect the validity of the subordination agreements previously granted by the Manager on behalf of the Trustee in favour of lenders and hedge providers to NCEP.

The Board of Directors unanimously recommends that the Unitholders vote FOR the Other Amendments Resolution

---

In order to be effective, the Other Amendments Resolution requires approval by the affirmative vote, either in person or by proxy, of holders holding at least 66⅔% of the Units voted in respect of such resolution.

PROXIES RECEIVED IN FAVOUR OF NCEP WILL BE VOTED IN FAVOUR OF THE OTHER AMENDMENTS RESOLUTION, UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT SUCH UNITHOLDER'S UNITS ARE TO BE VOTED AGAINST THE OTHER AMENDMENTS RESOLUTION. THE OTHER AMENDMENTS RESOLUTION WILL NOT BECOME EFFECTIVE UNLESS THE REQUIRED APPROVAL IS OBTAINED.

INTERESTS OF INSIDERS IN THE INTERNALIZATION

Directors and officers of NCEP and the Manager who collectively own, directly or indirectly, or exercise control or direction over, an aggregate of 261,502 Units, representing approximately 0.65% of the Units outstanding on February 21, 2003, have indicated their intention to vote their Units in favour of the Transaction Facilitation Resolution, Other Amendments Resolution and the Internalization Resolution. Certain of the votes attaching to such Units will be excluded in calculating the Disinterested Unitholder vote on the Transaction Facilitation Resolution and Internalization Resolution.

Management is not aware of any material interest of any director of NCEP or the Manager or any officer of NCEP or the Manager or anyone who has held office as such at the beginning of Petrofund's last completed financial year, or of any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting, except as disclosed below or elsewhere in this Information Circular.

100% of the Manager Shares are owned by Petro Assets and will be sold by Petro Assets to NCEP pursuant to the Share Purchase Agreement. At the Closing Date, the Manager will own all of the issued shares of NCE Services. (See ''Internalization of Management of Petrofund — Details of the Internalization — Share Purchase Agreement'').

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or senior officers of Petrofund, NCEP or the Manager, none of the proposed nominees for election as directors of NCEP, and no affiliate or associate of any of the foregoing, has been indebted to Petrofund or NCEP at any time since January 1, 2002.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Board of Directors, none of the directors or senior officers of NCEP or the senior officers of the Manager, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction since January 1, 2002 that has materially affected Petrofund, or in any proposed transaction that would materially affect

Petrofund, except as described elsewhere in this Information Circular. Pursuant to the Management Agreement, the Manager provides administration and support services to Petrofund and NCEP and in respect of which fees are paid to the Manager. The Manager is also entitled to acquisition and disposition fees. The Manager is also entitled to reimbursement of general and administration costs incurred in carrying out such management functions.

REMUNERATION OF DIRECTORS OF NCEP

Each director of NCEP is entitled to receive a quarterly retainer of $5,000. Each director of NCEP also receives a fee of $1,000 for each meeting of the Board of Directors attended and $1,500 for each meeting of Unitholders attended. All amounts paid to the directors of NCEP are paid by Petrofund. For Petrofund's fiscal year ended December 31, 2002, the directors were entitled to an aggregate of $141,333 for attending regular meetings of the Board of Directors, $16,000 for attending audit committee meetings, and $229,000 for participation on two special committees throughout 2002. Such amount includes the one-time retainer of $30,000 for each member of the Special Committee formed to consider the Internalization (other than the Chairman who received a retainer of $40,000) and $1,000 for each meeting attended in person or by conference call. In 2003, additional payments totalling $35,000 were made to members of the Special Committee.

Following the closing of the Internalization, it is intended that the compensation of the Board of Directors will be changed to reflect current practices in light of the expanded role of the Board. See ''Statement of Corporate Governance Practices''.

EXISTING MANAGEMENT AGREEMENT

Petrofund, NCEP and the Manager entered into the Management Agreement under which NCEP and Petrofund engaged the Manager to, among other things, identify, assess and assist in the acquisition, disposition and ongoing management of NCEP's properties, to administer all matters relating to the net royalties granted by NCEP to Petrofund and to manage and administer Petrofund and all matters relating to the Units.

The principal office of the Manager is located at 130 King Street West, Suite 2850, Toronto, Ontario, M5X 1A4. The sole shareholder of the Manager is Petro Assets, a company beneficially owned by a trust established for the benefit of the family of John F. Driscoll (the Chief Executive Officer and a director of NCEP and the Manager). At the Closing Date Mr. Driscoll will also be a shareholder of Petro Assets.

The current term of the Management Agreement expires on March 3, 2006. It is to be automatically renewed for successive three-year terms unless terminated by either the Manager or Petrofund:

(a)   if the asset value of all properties is less than $200 million, upon not less than two years notice given in writing prior to the next expiry date of the Management Agreement;

(b)   if the asset value of all properties is $200 million or more but less than $500 million, upon not less than three years notice given in writing; and

(c)   if the asset value of all properties is $500 million or more, upon not less than five years notice given in writing.

Asset value for this purpose is the fair market value of a property as estimated by the Board of Directors based on the most recent independent engineering report. If there is a material change to such property, a new report will be prepared and used to determine the

fair market value of such property. Termination of the Management Agreement by Petrofund requires approval by Special Resolution.

In addition, the Management Agreement may be terminated in the event that the Manager institutes bankruptcy proceedings, seeks relief under bankruptcy laws, appoints a receiver, makes an assignment for the benefit of its creditors, suspends transaction of its usual business, is declared bankrupt or insolvent or defaults in the performance of a material obligation under the Management Agreement which default is not remedied within 30 days following receipt of notice of the default.

In exercising its powers and discharging its duties under the Management Agreement, the Manager is required to exercise that degree of care, diligence and skill that a reasonably prudent person providing advice and management services relating to oil and gas properties in Canada would exercise in comparable circumstances. The Manager is indemnified by NCEP and Petrofund against all liabilities and expenses arising from or related in any manner to the Management Agreement, unless the Manager has not acted in accordance with the foregoing standard of care.

The Management Agreement provides that the Manager is to receive monthly management fees equal to 3.25% (reduced from 3.75%, effective January 1, 2002) of net production revenue less Crown royalties and other Crown charges attributable to each property for the applicable period. As a matter of practice, the management fee has historically been paid on a quarterly basis. Net production revenue is gross production revenue less operating costs. Total management fees paid in 2002 to the Manager for the fiscal year ended December 31, 2002 were $4.7 million.

The Manager receives acquisition fees equal to 1.5% (reduced from 1.75%, effective January 1, 2002) of the purchase costs of all oil and gas properties, oil and gas companies and other related assets acquired by NCEP, but excluding the cost of such fee paid. In the event that oil and gas properties, oil and gas companies or other related assets are sold, the Manager also receives disposition fees of 1.25% (reduced from 1.5%, effective January 1, 2002) of the sale price of the assets sold. In the event that Petrofund acquires a royalty interest directly from a person other than NCEP, such fees are calculated as though NCEP had acquired the property and granted the royalty interest in respect of the property. No fees are payable to the Manager in connection with the acquisition of replacement properties. Total acquisition fees paid to the Manager for the fiscal year ended December 31, 2002 were $1.3 million. The Manager also received $116,000 in respect of dispositions for such period. Total management fees paid to the manager of NCE Energy Trust, prior to the acquisition of NCE Energy Trust by Petrofund on May 31, 2002, were $364,000.

The Manager is entitled to be reimbursed by NCEP for general and administrative costs and by Petrofund for trust expenses, as more fully described above under the heading ''Executive Compensation''.

The Manager has retained NCE Services to provide non-exclusive administrative services, including accounting, treasury, income tax, information system, unitholder reporting and communication and legal and human relations services on its behalf to NCEP and Petrofund. NCE Services is wholly-owned by John F. Driscoll, an officer and director of NCEP and the Manager.

During the period ended December 31, 2002, NCE Services received $11.7 million for accounting and administrative services, which is included in general and administrative expenses of Petrofund, $838,000 for project sourcing and evaluation services, which have been capitalized to oil and gas properties, and $300,000 for marketing and other related equity issue costs. In 2002, general and administrative costs on a barrel of oil equivalent basis were reduced from $1.78 per barrel of oil in the first half of 2002 to $1.53 per barrel of oil in the

second half. Such amounts were reimbursed to the Manager under the Management Agreement.

If the Internalization is completed, no fees will be paid pursuant to the Management Agreement in respect of the period commencing on January 1, 2003 and ending on the Closing Date.

Directors and Officers of the Manager

Information concerning the directors and officers of the Manager is set out below:

Name and Municipality of Residence	Position
John F. Driscoll . . . . Toronto, Ontario	Chairman, Chief Executive Officer and Director
Jeffery E. Errico . . . . Calgary, Alberta	President and Chief Operating Officer
Glen C. Fischer . . . . Calgary, Alberta	Senior Vice-President, Operations
Vince P. Moyer . . . . Calgary, Alberta	Senior Vice-President, Finance
Jeffrey D. Newcommon . . . . . . Calgary, Alberta	Senior Vice-President, Exploration & Land
Gordon Thompson . . . . Toronto, Ontario	Senior Vice-President, Corporate Development
Noel Cronin . . . . Calgary, Alberta	Vice-President, Production
John Vooglaid . . . . King City, Ontario	Secretary-Treasurer and Vice-President, Finance

NCE PETROFUND CORP.

Assuming the requisite Unitholder approvals are obtained and the other conditions to closing in the Share Purchase Agreement have been waived and/or satisfied, NCEP will purchase the Manager Shares pursuant to the Internalization and issuing NCEP Exchangeable Shares in connection therewith. See Schedule ''E'' for salient details of NCEP's capital structure (after giving effect to the creation of the NCEP Exchangeable Shares) and for salient details concerning the NCEP Support Voting and Exchange Agreement to be entered into in connection with the Internalization.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the Guidelines for Improved Corporate Governance contained in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada (the ''TSX Guidelines'').

The corporate governance structure of Petrofund is not the same as for a corporation. The Board of Directors of NCEP, in conjunction with the Manager, is responsible for the overall governance of Petrofund. Following completion of the Internalization, the powers and authority previously exercised by the Manager will be exercised by NCEP. NCEP is, in turn, governed by the Board of Directors. Accordingly, after completion of the Internalization the Board of Directors will, in effect, be responsible for the overall stewardship and governance of Petrofund, and will put in place standards and benchmarks by which that responsibility can be

measured. Set out below is a description of Petrofund's current and, conditional upon the completion of the Internalization proposed corporate governance practices, relative to the TSX Guidelines (which are set out below in italics).

Guideline 1

The board of directors should explicitly assume responsibility for stewardship of the corporation.

The Board of Directors, in conjunction with the Manager, is responsible for the strategic planning process, identifying the principal risks of the business and implementing appropriate systems to manage these risks, the communication policy, the integrity of the internal controls and management information systems, and monitoring senior management.

Following completion of the Internalization, the Board of Directors will be responsible for each of such matters.

Guideline 2

The majority of the directors should be ''unrelated'' directors. The TSX Guidelines defines an ''unrelated'' director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholdings.

The Board is currently comprised of six members, three of whom are elected by the Unitholders and are ''unrelated'' directors within the meaning of the TSX Guidelines.

Following completion of the Internalization Transaction, the Board will be comprised of seven members, all of whom will be elected by the Unitholders and at least five of whom will be ''unrelated'' directors.

Guideline 3

Since the majority of the directors should be ''unrelated'' directors, a determination should be made annually that individual directors are, or continue to be, unrelated directors within the meaning of the definition.

Currently, three directors of NCEP are ''unrelated'' directors.

The responsibility for ensuring that individual directors are unrelated will rest with the Board of Directors which will ensure that Petrofund discloses on an annual basis whether the Board continues to be comprised of unrelated directors and will disclose the analysis used to come to that conclusion.

Guideline 4

The board of directors should appoint a nominating committee composed exclusively of outside directors with responsibility for proposing new nominees to the board and assessing directors on an ongoing basis.

Currently the Board has no formal nominating committee. When new directors are being considered for addition to the Board, the full Board generally acts as an ad hoc nominating committee.

It is intended that following completion of the Internalization a governance committee will be established which will have, as part of its mandate, the responsibility for considering and proposing nominations to the Board.

Guideline 5

The board should implement a process for assessing the effectiveness of the board as a whole, its committees and the contribution of individual directors.

Currently, the Board reviews, on an ongoing basis, the effectiveness of the Board as a whole and its committees and the contribution and effectiveness of individual directors.

Following completion of the Internalization, it is intended that a governance committee will be established which will have, as part of its mandate, a requirement to put in place particular processes to assess the performance of the Board, its committees and the individual directors.

Guideline 6

The company should provide an education and orientation program for new members of the board of directors.

Petrofund currently has an informal orientation and education program for new Board members in order to ensure that new directors are familiarized with Petrofund's business and the procedures of the Board of Directors.

Following completion of the Internalization, it is intended that a more formal orientation program will be developed to further assist Board members in familiarizing themselves with Petrofund's field operations, management, administration, policies and plans.

Guideline 7

The board of directors should examine its size to ensure that it facilitates effective decision-making.

Currently, the Board of Directors reviews its size and composition on an ongoing basis to ensure its effectiveness. The Board believes its current size and composition facilitates effective decision-making.

Following completion of the Internalization, the governance committee will have responsibility for reviewing the Board's size, composition and working processes and proposing changes to the Board for its consideration.

Guideline 8

The board should review the adequacy and form of compensation of directors to ensure that it reflects the responsibilities and risks involved in being an effective director.

The Board reviews directors' compensation on an ongoing basis to ensure that the amount of compensation adequately reflects the responsibilities and risks of being a director and makes adjustments as deemed necessary.

Following completion of the Internalization, the mandate of the governance committee will include reviewing at least annually directors' compensation and other terms of service and proposing adjustments, as appropriate, to the Board for its approval.

Guideline 9

Committees of the board should be composed of outside directors, a majority of whom are unrelated.

Currently, the Board has two board committees: the executive committee and the audit committee.

Following completion of the Internalization, it is expected that the Board will reallocate the responsibilities of the executive committee and will appoint three ongoing committees, in addition to the audit committee; namely, a human resources and compensation committee, a governance committee and a reserve committee.

The human resources and compensation committee will be responsible to the Board for overseeing the development and administration of competitive policies designed to attract, develop and retain employees of the highest standards at all levels. It will recommend to the Board appropriate policies dealing with recruitment, compensation, benefits and training, and will oversee the administration of succession planning. It will be responsible for recommending to the Board the compensation arrangements for individual senior officers, in consultation with the chief executive officer.

The governance committee will have responsibility for assessing the performance of the Board, its committees, and individual directors. It will review at least annually the size of the Board, its composition, and its practices. It will recommend to the Board at least annually, and at such other times as it sees fit, the composition of board committees and the chairmanship of such committees. It will be responsible for nominating new directors, and will be responsible for the training and orientation of new directors. It will review director compensation at least annually, and will recommend changes as it sees fit to the Board for its approval.

The reserve committee will oversee the integrity of Petrofund's reserve estimates. It will meet at least annually, and as often as it sees fit, with Petrofund's independent engineering consultants, and will do so at least annually *in camera.* It will have the right to retain independent advisors at the expense of Petrofund.

Guideline 10

The board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues.

Currently, the Board of Directors is responsible for the development of governance guidelines and reviews on an ongoing basis its approach to governance issues to ensure its effectiveness.

Following completion of the Internalization, it is expected that the Board will reallocate the responsibilities for reviewing corporate governance issues to a governance committee, as more particularly described above.

Guideline 11

The board of directors and the chief executive officer together should develop position descriptions for the board of directors and the chief executive officer, involving the definition of the limits to management's responsibilities. In addition, the board of directors should approve or develop the corporate objectives which the chief executive officer is responsible for meeting.

In light of the current management structure, the Board of Directors does not have the right to mandate the role of the Chief Executive Officer of NCEP.

In conjunction with the implementation of the Internalization, the Special Committee has developed a position description for the Chief Executive Officer of NCEP.

In addition to those matters which must be approved by the Board of Directors by law, significant business activities and actions proposed to be undertaken by Petrofund are subject to Board approval. The Board of Directors responds to and, if it considers appropriate,

approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the Chief Executive Officer and management.

Guideline 12

The board of directors should have appropriate structures and procedures to ensure that it can function independently of management.

The Board of Directors reviews its procedures on an ongoing basis to ensure that it can function independently of management.

Following completion of the Internalization, the Chairman of the Board of Directors will oversee an independent Board and will establish clear lines of authority over management, through a series of well structured committee mandates. The Chairmanship and the Chief Executive Officer positions will be separated and the respective position descriptions make clear the relationship of one to the other.

Guideline 13

The audit committee of every board of directors should be composed only of unrelated directors. The role and responsibilities of the audit committee should be specifically defined. The audit committee should have direct communication channels with external auditors.

The audit committee is composed entirely of unrelated directors. The audit committee has adopted a mandate approved by the Board of Directors, with the advice of outside advisors, reflecting current best practice for audit committees. The committee will review its mandate and work processes at least annually, taking into account changes in regulatory and other appropriate requirements or practices, and will propose changes as appropriate to the Board of Directors for its approval.

Guideline 14

The board should enable directors to engage outside advisors at the company's expense, when appropriate, subject to the approval of a committee of the board.

The Board, its committees and individual directors may, when appropriate, engage outside advisors at the expense of Petrofund, subject to the approval of the Board of Directors.

OTHER MATTERS

Copies of the Trust Indenture, Royalty Agreement, draft Trust Indenture Amendments and draft Royalty Agreement Amendment may be obtained from the Secretary of NCEP at 444 – 7th Avenue, S.W., Suite 600, Calgary, Alberta T2P 0X8 telephone (403) 218-8625, at any time prior to the Meeting.

As of the date of this Information Circular, the Board of Directors does not know of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

DIRECTORS' APPROVAL AND CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The contents and sending of this Information Circular to Unitholders have been approved by the Board of Directors.

DATED at Toronto, Ontario this 10th day of March, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS OF NCE PETROFUND CORP.

(Signed) FRANK POTTER
Director

(Signed) SANDRA S. COWAN
Director

NCE PETROFUND

By: NCE Petrofund Corp.

(Signed) JOHN F. DRISCOLL
Chairman and
Chief Executive Officer

(Signed) JOHN VOOGLAID
Secretary-Treasurer and
Vice-President, Finance

SCHEDULE ''A''

TEXT OF TRANSACTION FACILITATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Trust Indenture and Royalty Agreement be amended as described in the information circular of NCE Petrofund dated March 10, 2003 (the ''Information Circular'') under the heading ''Proposed Amendments to the Trust Indenture and Royalty Agreement — Transaction Facilitation Resolution'', and the parties to the Trust Indenture and the Royalty Agreement be and are hereby authorized to enter into the Trust Indenture Amendments and Royalty Agreement Amendment giving effect to such amendments;

2. any officer or director of NCEP be and is hereby authorized and directed to execute on behalf Petrofund and NCEP, and to deliver and cause to be delivered, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as he or she shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing; and

3. all capitalized terms not otherwise defined in this special resolution have the meanings ascribed thereto in the Information Circular.

SCHEDULE "B"

TEXT OF INTERNALIZATION RESOLUTION

BE IT RESOLVED THAT:

1. the Internalization, as defined and described in the Information Circular of Petrofund, dated March 10, 2003 (the "Information Circular") be and is hereby authorized, approved, ratified and confirmed and Petrofund is hereby authorized to do, directly or indirectly, the following:

    (a) acquire all of the issued and outstanding shares of the Manager for $23.6 million (subject to adjustment to reflect distributions paid or payable by Petrofund to Unitholders of record from and after January 1, 2003 up to and including the date of closing), payable by the issuance of an aggregate of 1,939,147 NCEP Exchangeable Shares, upon the terms and conditions set out in the Share Purchase Agreement;

    (b) provide $3.4 million in cash to fund the repayment of indebtedness owing by the Manager, upon the terms and conditions set out in the Share Purchase Agreement;

    (c) satisfy the outstanding obligations of NCE Services to the NCEP Executives through the payment of $780,000 in cash and the issuance of an aggregate of 100,244 Units (subject to adjustment to reflect distributions paid or payable by Petrofund to Unitholders of record from and after January 1, 2003 up to and including the date of closing), upon the terms and conditions set out in the Share Purchase Agreement;

    (d) upon closing of the Internalization, designate the nominees to be elected to serve as directors of NCEP for the ensuing year or until their successors are duly elected or appointed, as indicated in the Information Circular under the heading "Internalization of Management of Petrofund — Details of the Internalization — Changes to the Board of Directors";

    (e) execute and deliver all agreements and other documents and instruments and to take all such other actions provided for, or contemplated by, the Internalization, the Share Purchase Agreement or the Information Circular, as any member of the Special Committee may determine necessary or desirable to implement the Internalization, such determination to be conclusively evidenced by the execution and delivery of such agreements and other documents and instruments or the taking of any such actions; and

    (f) amend the Trust Indenture and the Royalty Agreement, as applicable, and amend or terminate the Management Agreement and the Original Unanimous Shareholder Agreement and any other material contracts as may be necessary or desirable, all of which govern the relationships among Petrofund, the Manager, NCE Services and NCEP, to the extent necessary or desirable for the purpose of facilitating the Internalization;

2. the implementation of the Internalization shall be conditional upon the completion of the transactions contemplated in the Share Purchase Agreement by the parties thereto in accordance with the terms thereof and the satisfaction of the covenants and agreements contained therein to the extent not waived by any of the parties to the Share Purchase Agreement;

3.   any director or officer of NCEP be and is hereby authorized to execute and deliver all documents, on behalf of Petrofund or NCEP, and to do all other acts and things necessary or desirable to give effect to these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions;

4.   notwithstanding that these resolutions have been passed by Unitholders, the directors of NCEP are hereby authorized and empowered, if they decide not to proceed with any of the actions contemplated in the foregoing resolutions, to revoke these resolutions at any time prior to the date such action is taken without further notice or approval of the holders of the Units; and

5.   all capitalized terms not otherwise defined in this resolution have the meaning ascribed thereto in the Information Circular.

SCHEDULE "C"

TEXT OF OTHER AMENDMENTS RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Trust Indenture and the Royalty Agreement be amended as described in the information circular of NCE Petrofund dated March 10, 2003 (the "Information Circular") under the heading "Proposed Amendments to the Trust Indenture and Royalty Agreement — Other Amendments Resolution", and the parties to the Trust Indenture and the Royalty Agreement be and are hereby authorized to enter into the Trust Indenture Amendments and the Royalty Agreement Amendment giving effect to such amendments;

2. any officer or director of NCEP be and is hereby authorized and directed to execute on behalf Petrofund and NCEP, and to deliver and cause to be delivered, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as he or she shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing; and

3. all capitalized terms not otherwise defined in this special resolution have the meanings ascribed thereto in the Information Circular.

SCHEDULE ''D''

FAIRNESS OPINION



WORLD MARKETS

9th Floor
Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta
Canada T2P 4J7

Tel. 403-260-0500
Fax. 403-260-0524

March 10, 2003

The Special Committee of the
Board of Directors of NCE Petrofund Corp.
c/o NCE Petrofund
The Exchange Tower
130 King St. West
Suite 2850, P.O. Box 104
Toronto, Ontario M5X 1A4

Dear Sirs:

CIBC World Markets Inc. (''CIBC World Markets'', ''we'', ''us'' or ''our'') understands that NCE Petrofund Corp. (''NCEP''), on its own behalf and on behalf of NCE Petrofund (''Petrofund'' or the ''Trust''), intends to internalize the management of NCEP and Petrofund (the ''Internalization Transaction''), by entering into an agreement to be dated March 10, 2003 (the ''Share Purchase Agreement'') under which, among other things, NCEP will purchase all the shares of NCE Petrofund Management Corp. (the ''Manager'') from Petro Assets Inc. (''PAI''). We also understand that PAI is a corporation owned by a trust established for the family of John F. Driscoll, Chairman and CEO of NCEP. The aggregate consideration payable by Petrofund pursuant to the Internalization Transaction is approximately $29 million, (the ''Consideration''), subject to the Distribution Adjustment (defined below), and payable upon closing of the Internalization Transaction as follows:

(a)   1,939,147 exchangeable shares of NCEP (''Exchangeable Shares''), each of which will initially be exchangeable for one trust unit of the Trust ('' Trust Unit''), valued at $12.1703 per Trust Unit (being the 10 day volume weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 10 trading days ending three trading days before the announcement date of the Internalization Transaction);

(b) $780,000 in cash and 100,244 Trust Units will be paid to four senior executives of the Manager (the ''Executives'') to satisfy certain obligations to the Executives arising out of the Internalization Transaction; and

(c) $3,400,000 in cash to repay certain third party indebtedness of the Manager.

CIBC World Markets further understands that:

(a)   the effective date of the Internalization Transaction will be January 1, 2003 (the "Effective Date") and, as such, (i) no management fees will be paid to the Manager from the Effective Date, and (ii) PAI and the Executives will receive an additional payment in cash, on the closing of the Internalization Transaction, representing the aggregate amount of distributions that would have been received by PAI and Executives had they been holders of the Exchangeable Shares and the Trust Units comprising part of the Consideration during the period commencing on January 1, 2003 (the "Distribution Adjustment");

(b)   the Exchangeable Shares and the Trust Units comprising a portion of the Consideration will be subject to the escrow provisions described in the Share Purchase Agreement;

(c)   upon completion of the Internalization Transaction, NCE Management Services Inc. ("NMSI"), the company which provides employees and management for NCEP and Petrofund will be a wholly-owned subsidiary of the Manager which in turn will be an indirect wholly-owned subsidiary of Petrofund;

(d)   completion of the Internalization Transaction will be conditional upon, among other things, approval by unitholders at an annual and special meeting of holders of Trust Units (the "Unitholders") expected to be held in April, 2003 (the "Meeting"); and

(e)   the Internalization Transaction and the material terms and conditions of the Share Purchase Agreement and the Management Agreement will be described in detail in an information circular of the Trust (the "Information Circular") which will be prepared by Petrofund and mailed to its unitholders in connection with the Meeting.

We also understand that you have been advised that the Internalization Transaction is not subject to the formal valuation or minority approval requirements of Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Quebec Securities Commission.

Engagement of CIBC World Markets

Effective August 22, 2003, the special committee of the Board of Directors of NCEP (the "Special Committee") engaged CIBC World Markets as financial advisor in connection with the Internalization Transaction. The financial advisory services provided by CIBC World Markets to the Special Committee included, among other things, the preparation and delivery to the Special Committee of our opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration to be paid by the Trust pursuant to the Internalization Transaction. We have not been asked to prepare, and have not prepared, a formal valuation or appraisal of the Trust Units, Exchangeable Shares or any of the assets, liabilities or shares of the Manager, NMSI, PAI, NCEP or the Trust, and our Opinion should not be construed as such.

CIBC World Markets has acted as an underwriter of offerings of Trust Units and other securities of associates and affiliates of the Manager. We have also, from time to time, provided financial advisory services to the Trust, NCEP, the Manager and their respective associates and affiliates. Canadian Imperial Bank of Commerce, the parent company of CIBC World Markets, may, from time to time, provide banking services to the Trust, NCEP, the Manager, NMSI or any of their respective associates or affiliates in the normal course of its business. As a full-service financial institution, CIBC World Markets and its affiliates act as trader and dealer, both as principal and agent, in all major financial markets in Canada and the United States and, as such, may trade in securities of the Trust.

CIBC World Markets will be paid fees for acting as financial advisor to the Special Committee including a fee upon delivery of this opinion. In addition, the Trust has agreed to indemnify CIBC World Markets in respect of certain liabilities that could arise in connection with its engagement as financial advisor.

Credentials of CIBC World Markets

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering the Opinion, we have considered and relied upon, among other things, the following:

Public disclosure for the Trust:

(i)   Audited consolidated financial statements of the Trust as at and for the years ended December 31, 2001, 2000 and 1999, and annual reports to Unitholders for the years then ended;

(ii) Draft audited consolidated financial statements of the Trust as at and for the year ended December 31, 2002, and a draft annual report to Unitholders for the year then ended;

(iii) Interim unaudited consolidated financial statements and reports of the Trust for the quarters ended September 30, June 30 and March 31, 2002;

(iv) Annual information forms of the Trust for the years ended December 31, 2001, 2000, and 1999 and a draft of the Annual information form for the year ended December 31, 2002;

(v)   Final short form prospectuses of the Trust dated March 19, 2002, November 16, 2001, and August 8, 2001;

(vi) Information circulars for annual general and / or special meetings of Unitholders held on May 29, 2002, June 11, 2001 and November 1, 2000;

(vii) Public information related to the business, operations, financial performance and trust unit trading histories of the Trust, other selected oil and gas royalty trusts and public companies we considered relevant; and

(viii) The trust indenture, royalty agreements, and Management Agreement (as defined herein), including any amendments to those agreements, prior to the date hereof, as have been provided to us by the Trust or its counsel.

Reserve and other evaluation information of the Trust:

(i)   The evaluation report, effective January 1, 2003 of Gilbert Laustsen Jung Associates Ltd. (''GLJ''), independent engineering consultants of Calgary, Alberta, regarding the petroleum and natural gas reserves of the Trust; and

(ii)   Other evaluation reports regarding the petroleum and natural gas reserves of the Trust performed during 2002 including any evaluation reports regarding petroleum and natural gas reserves acquired by the Trust since December 31, 2001.

Public disclosure for NCE Energy Trust (''NCE Energy''), which was acquired by Petrofund in 2002:

(i)   Audited consolidated financial statements of NCE Energy as at and for the year ended December 31, 2001 and annual report to unitholders of NCE Energy for the year then ended;

(ii)   Interim unaudited consolidated financial statements and reports of NCE Energy for the quarter ended March 31, 2002;

(iii)   Annual information form of NCE Energy for the year ended December 31, 2001; and

(iv)   Information circular for the annual general and special meeting of holders of trust units of NCE Energy held on May 29, 2002.

Agreements and Reports Related to the Manager, NMSI and the Internalization Transaction:

(i)   Unaudited financial statements of each of the Manager and NMSI as at and for the years ended December 31, 2002 and 2001;

(ii)   A draft dated March 7, 2003 of the Information Circular;

(iii)   Drafts of the Share Purchase Agreement and Term Sheet dated March 6, 2003; and

(iv)   The Amended and Restated Management Advisory and Administration Agreement dated January 1, 2002 among NCEP, Petrofund and the Manager (the ''Management Agreement'').

Other Information, Interviews and Discussions:

(i)   Financial and operating information, including internal management forecasts, with respect to the Trust prepared by or obtained from the Manager;

(ii)   Discussions with staff and management of the Trust and the Manager regarding actual and expected financial results, future budgets and business plans, current and future development projects, and abandonment and site reclamation obligations;

(iii)   The opinion of Deloitte & Touche LLP dated March 10, 2003 regarding the Federal income tax implications for Petrofund of the Internalization Transaction;

(iv)   Information regarding various hedging contracts of the Trust;

(v)   Due diligence meetings with senior officers of the Manager, legal counsel to the Trust, auditors of the Trust and the Trust's independent engineering consultants regarding certain business, operations, legal and other matters;

(vi)   A letter of representation addressed to us and dated the date hereof, as to matters of fact relevant to the Internalization Transaction from senior officers of NCEP on behalf of the Trust and senior officers of the Manager and NMSI, as to the completeness and accuracy of the information upon which this Opinion is based;

(vii)   Discussions with legal counsel to the Special Committee and legal counsel to the Trust; and

(viii) Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations described below.

With your concurrence, we have relied upon, and have assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by the Manager, NMSI, NCEP, the Trust and their respective affiliates and advisors pursuant to our engagement. Our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of NCEP, the Manager and NMSI have represented to us, in a letter dated the date hereof, that, among other things, the information, data and other materials (financial and otherwise) (the ''Information'') provided to us by or on behalf of the Trust, NCEP, the Manager and NMSI, respectively, was complete, true and correct at the date the Information was so provided, continues to be complete, true and accurate, and that since the date of all such Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Trust, NCEP, the Manager, NMSI or any of their affiliates, no material change has occurred in the Information or any part thereof, and there has been no change of any material fact which is of a nature as to render the Information untrue or misleading.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Trust, the Manager and NMSI as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of the Trust, NCEP, the Manager and NMSI and their advisors and consultants, and with members of the Special Committee.

Our Opinion has been provided to the Special Committee for its use only and may not be relied upon by any other person, published or disclosed to any third party without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any Unitholder as to how such holder should vote at the Meeting. In addition, we are not expressing any opinion as to the market price or value of the Trust Units or Exchangeable Shares after completion of the Internalization Transaction.

The Opinion is given as of the date hereof and CIBC World Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of CIBC World Markets after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Internalization Transaction, CIBC World Markets reserves the right to change, modify or withdraw the Opinion.

In our analyses and in connection with the preparation of this Opinion, we have made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Internalization Transaction. We have also assumed that all of the conditions precedent required to implement the Internalization Transaction will be satisfied and that the

Internalization Transaction will be completed in accordance with the Share Purchase Agreement.

Approach to Fairness

In assessing the fairness, from a financial point of view, of the Consideration payable by the Trust pursuant to the Internalization Transaction, CIBC World Markets considered the pro forma impact of the Internalization Transaction on the cash flow, distributions and net asset value per Trust Unit under several possible scenarios. We also completed a discounted cash flow analysis, where we compared the Consideration to the present value of future fees payable over the five year notice period pursuant to the Management Agreement under the same scenarios. The above analyses supported our Opinion.

In arriving at our Opinion, we have not attributed any particular weight to any specific analysis or factors considered by us, but rather have made qualitative judgements based on our experience in rendering such opinions and on the circumstances and information as a whole.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration payable by Petrofund pursuant to the Internalization Transaction is fair, from a financial point of view, to Petrofund.

Yours truly,

CIBC World Markets Inc.

NCE PETROFUND CORP.

Capitalization of NCEP

At the Closing Date, NCEP's authorized capital will be comprised of an unlimited number of common shares and an unlimited number of NCEP Exchangeable Shares. The following sets out a salient description of these shares; however, the attributes of the NCEP Exchangeable Shares may be changed prior to the Closing Date as a result of ongoing negotiations between the Special Committee and Petro Assets.

Common Shares

NCEP has authorized for issuance an unlimited number of common shares of which two common shares are issued and outstanding and held by Computershare Trust Company of Canada, as trustee of Petrofund. The common shares will, as of the Closing Date, have attached thereto the following rights, privileges, restrictions and conditions:

(a)   The holders of common shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of NCEP (other than meetings of a class or series of shares of NCEP other than the common shares as such);

(b)   The holders of common shares shall be entitled to receive dividends as and when declared by the Board of Directors of NCEP on the common shares as a class, and subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of NCEP ranking in priority to the common shares in respect of dividends, to share rateably, together with the shares of any other class of shares of NCEP ranking equally with the common shares in respect of dividends; and

(c)   The holders of common shares shall be entitled in the event of any liquidation, dissolution or winding-up of NCEP, whether voluntary or involuntary, or any other distribution of the assets of NCEP among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of NCEP ranking in priority to the common shares in respect of return of capital on dissolution, to share rateably, together with the shares of any other class of shares of NCEP ranking equally with the common shares in respect of return of capital on dissolution, in such assets of NCEP as are available for distribution.

NCEP Exchangeable Shares

Authorized.   NCEP will be authorized to issue an unlimited number of NCEP Exchangeable Shares, of which 1,939,147 shares will be issued to Petro Assets at the closing of the Internalization.

Ranking.   The NCEP Exchangeable Shares rank prior to the common shares of NCEP and any other shares ranking junior to the NCEP Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of NCEP, whether voluntary or involuntary, or any other distribution of the assets of NCEP among its shareholders for the purpose of winding up its affairs.

Dividends.   Provided that same is declared during the Dividend Period, holders of NCEP Exchangeable Shares are entitled to receive, as and when declared by the board of directors of NCEP in its sole discretion, from time to time, non-cumulative preferential cash dividends

in an amount per share equal to the amount of the Distribution relating to the subject Distribution Payment Date multiplied by the Exchange Ratio as at the subject Distribution Payment Date. It is not anticipated that dividends will be declared or paid on the NCEP Exchangeable Shares, however the board of directors of NCEP has the right in its sole discretion to do so.

Certain Restrictions. NCEP will not, without obtaining the approval of the holders of the NCEP Exchangeable Shares as set forth below under ''Amendment and Approval'':

(a) pay any dividend on the common shares of NCEP or any other shares ranking junior to the NCEP Exchangeable Shares, other than stock dividends payable in common shares of NCEP or any such other shares ranking junior to the NCEP Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares of NCEP or any other shares ranking junior to the NCEP Exchangeable Shares;

(c) redeem or purchase any other shares of NCEP ranking equally with the NCEP Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than NCEP Exchangeable Shares or common shares of NCEP, which rank superior to the NCEP Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

Retraction of NCEP Exchangeable Shares by Holders for Cash. In the event that a dividend is not declared by NCEP prior to the expiry of a Dividend Period, each holder of NCEP Exchangeable Shares shall have the right, exercisable for a period of 5 business days from the date of expiry of the subject Dividend Period by the delivery of the Cash Retraction Notice and, subject to the exercise by NCE Subco of the Cash Retraction Call Right (as hereinafter defined), to redeem such number of NCEP Exchangeable Shares (the ''Cash Retracted Shares'') as have a value (calculated as the amount equal to the Exchange Ratio as at the date of delivery of the Cash Retraction Notice multiplied by the Current Market Price) equal to the aggregate amount of the dividend which would have been paid to the holder had a dividend been declared and paid in respect of the subject Dividend Period (the ''Aggregate Dividend Amount''). Subject to the exercise by NCE Subco of the Cash Retraction Call Right (as hereinafter defined), NCEP shall redeem the Cash Retracted Shares within 5 business days of receipt of a Cash Retraction Notice (the ''Cash Retraction Date'') for an amount (the ''Cash Retraction Price'') equal to the Aggregate Dividend Amount.

Pursuant to the provisions of the Shareholders Agreement, when a holder submits a Cash Retraction Notice, NCE Subco will automatically exercise its overriding call right (the ''Cash Retraction Call Right'') to purchase on the Cash Retraction Date all but not less than all of the Cash Retracted Shares at an aggregate cash purchase price equal to the Cash Retraction Price.

Upon delivery of a Cash Retraction Notice by a holder of NCEP Exchangeable Shares, NCEP will immediately notify Petrofund and NCE Subco of such delivery. A holder may revoke its Cash Retraction Notice at any time prior to the close of business on the last business day immediately preceding the Cash Retraction Date, in which case the holder's Cash Retracted Shares will neither be purchased by NCE Subco nor be redeemed by NCEP.

Retraction of NCEP Exchangeable Shares by Holders. Subject to the Retraction Call Right (as hereinafter defined) of NCE Subco described below, a holder of NCEP Exchangeable Shares will be entitled at any time to require NCEP to redeem any or all of the NCEP Exchangeable Shares held by such holder (the ''Retracted Shares'') for an amount per Retracted Share equal to the amount determined by multiplying the number of Retracted Shares by the Exchange Ratio on the last business day prior to the Retraction Date, and then

multiplying the product thereof by the Current Market Price on the last business day prior to the Retraction Date (the ''Retraction Price''), to be satisfied by the delivery of that number of Units as are equal to the number determined by multiplying of the number of Retracted Shares by the Exchange Ratio on the last business day prior to the Retraction Date (the ''Retraction Units''); provided however, that there shall be no obligation to deliver any fractional Units.

Holders of the NCEP Exchangeable Shares may request redemption by presenting to NCEP a certificate or certificates representing the number of NCEP Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request (a ''Retraction Request'').

Pursuant to the provisions of the Shareholders Agreement, when a holder requests that NCEP redeem the NCEP Exchangeable Shares, NCE Subco will automatically exercise its overriding call right (the ''Retraction Call Right'') to purchase on the Retraction Date all but not less than all of the NCEP Exchangeable Shares that the holder has requested NCEP to redeem at a purchase price per NCEP Exchangeable Share equal to the Retraction Price and satisfied by the delivery of the Retraction Units.

Upon delivery of a Retraction Request by a holder of NCEP Exchangeable Shares, NCEP will immediately notify Petrofund and NCE Subco of such delivery. A holder may revoke its Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's NCEP Exchangeable Shares will neither be purchased by NCE Subco nor be redeemed by NCEP.

Redemption of NCEP Exchangeable Shares.   Subject to applicable law and the Redemption Call Right of NCE Subco, NCEP may: (i) at any time on or after the seventh anniversary of the Effective Date, or (ii) at any time on or after the date when the aggregate number of issued and outstanding NCEP Exchangeable Shares is less than 100,000, redeem all but not less than all of the then outstanding NCEP Exchangeable Shares (the ''Redeemed Shares''), upon 60 days' prior written notice to the holders (the ''Redemption Notice''), for the Redemption Price. The payment of the Redemption Price shall be satisfied in full in all cases by NCEP delivering or causing to be delivered, at the election of NCEP, either (i) cash; or (ii) that number of Units determined by multiplying the number of Redeemed Shares by Exchange Ratio as at the Redemption Date (the ''Redemption Units''); provided however, that there shall be no obligation to deliver any fractional Units.

Upon NCEP delivering a Redemption Notice, NCE Subco will automatically exercise its overriding call right (the ''Redemption Call Right'') to purchase on the Redemption Date all but not less than all of the Redeemed Shares at a purchase price per Redeemed Share equal to the Redemption Price and satisfied by the delivery of the Redemption Units, or an amount of cash equal to the Redemption Price.

Liquidation of NCEP.   In the event of the liquidation, dissolution or winding-up of NCEP or any other proposed distribution of the assets of NCEP among its shareholders for the purpose of winding up its affairs, a holder of NCEP Exchangeable Shares (the ''Liquidation Shares'') will be entitled to receive for each Liquidation Share on the effective date of such liquidation, dissolution, winding-up or other distribution (the ''Liquidation Date'') an amount equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Unit on the last Business Day prior to the Liquidation Date (the ''Liquidation Amount'') to be satisfied by the delivery of that number of Units equal to the number determined by multiplying the number of Liquidation Shares by Exchange Ratio on the last Business Day prior to the Liquidation Date (the ''Liquidation Units''); provided that there shall be no obligation to deliver any fractional Units.

Pursuant to the provisions of the Shareholders Agreement, upon the liquidation, dissolution or winding-up of NCEP, NCE Subco will automatically exercise its overriding call right (the "Liquidation Call Right") to purchase on the Liquidation Date all but not less than all of the Liquidation Shares at a purchase price per Liquidation Share equal to the Liquidation Amount and satisfied by the delivery of the Liquidation Units.

In the event of a proposed liquidation, dissolution or winding-up, NCEP will immediately notify Petrofund and NCE Subco of such proposed liquidation, dissolution or winding-up.

Exchange Right. Pursuant to the provisions of the Shareholders Agreement, the holders of NCEP Exchangeable Shares shall have the right, on the liquidation, dissolution or winding-up of Petrofund (the "Exchange Right") to exchange NCEP Exchangeable Shares with NCEP Subco for such number Units as hereinafter set forth. Upon receipt of two (2) business days notice (the "Notice Period") in writing from a holder of NCEP Exchangeable Shares that it wishes to exercise its Exchange Right with respect to all or any portion of the NCEP Exchangeable Shares of the holder (the "Exchanging Shares"), NCE Subco shall purchase, on the first business day following the expiry of the Notice Period (the "Exchange Date") the Exchanging Shares in consideration of such number of Units as are equal to the number determined by multiplying of the number of Exchanging Shares by Exchange Ratio as at the Exchange Date; provided however, that there shall be no obligation to deliver any fractional Units.

Conversion Right. The NCEP Exchangeable Share will be convertible, at the option of the holder thereof, into common shares, on a one for one basis (the "Conversion Right"). Pursuant to the provisions of the Shareholders Agreement, Petro Assets shall agree never to exercise the Conversion Right in respect of any NCEP Exchangeable Shares held thereby.

Purchase for Cancellation As soon as practicable following the acquisition by NCE Subco of a legal or beneficial interest in an NCEP Exchangeable Share, NCEP shall purchase for cancellation each such NCEP Exchangeable Share, failing which, each such NCEP Exchangeable Share shall be transferred to Petrofund and Petrofund shall then immediately convert such NCEP Exchangeable Shares pursuant to the Conversion Right.

Voting Rights. Except as required by applicable law, the holders of the NCEP Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of NCEP or to vote at any such meeting; provided that the rights, privileges, restrictions and conditions attaching to the NCEP Exchangeable Shares may be added to, changed or removed only with the approval of the holders of the NCEP Exchangeable Shares, as more particularly described below. Holders of NCEP Exchangeable Shares will have the notice and voting rights respecting meetings of Petrofund that are provided in the NCEP Support Voting and Exchange Agreement. See "NCEP Support Voting and Exchange Agreement — Voting Rights".

Anti-Dilution. The number of Units for which the NCEP Exchangeable Shares are exchangeable will, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis in circumstances usually protected in customary anti dilution provisions including if Petrofund:

(a) issues or distributes Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to the holders of all or substantially all of the then outstanding Units by way of securities distribution or other distribution, other than an issue of Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to holders of Units who exercise an option to receive distributions in Units (or securities exchangeable for or convertible into or carrying. rights to acquire Units) in lieu of receiving cash distributions;

(b)   issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Units entitling them to subscribe for or to purchase Units (or securities exchangeable for or convertible into or carrying rights to acquire Units);

(c)   issues or distributes to the holders of all or substantially all of the then outstanding Units:

    (i)   securities of Petrofund of any class other than Units (other than securities convertible into or exchangeable for or carrying rights to acquire Units);

    (ii)   rights, options or warrants other than those referred to in Section (b) above;

    (iii)   evidences of indebtedness of Petrofund; or

    (iv)   assets of Petrofund other than Distributions which result in an adjustment to the Exchange Ratio,

(d)   subdivides, redivides or changes the then outstanding Units into a greater number of Units;

(e)   reduces, combines, consolidates or changes the then outstanding Units into a lesser number of Units; or

(f)   reclassifies or otherwise changes the Units or effects an amalgamation, merger, reorganization or other transaction affecting the Units.

Amendment and Approval.   The rights, privileges, restrictions and conditions attaching to the NCEP Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the NCEP Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon at a meeting of the holders of the NCEP Exchangeable Shares duly called and held at which holders of at least 90% of the then outstanding NCEP Exchangeable Shares are present in person or represented by proxy.

Any holder of NCEP Exchangeable Shares shall have the right, upon written notice to NCEP, to require NCEP, at any time and on 15 Business Days' notice, to subdivide the outstanding NCEP Exchangeable Shares into a greater number of NCEP Exchangeable Shares specified in such notice (the ''Subdivision Right''); provided that NCEP shall not be required to subdivide the outstanding NCEP Exchangeable Shares into a greater number of NCEP Exchangeable Shares (a ''Subdivision'') pursuant to the Subdivision Right more often than one time in any calendar year; provided that the Subdivision Right may not be exercised during any period during which NCEP or NCE Subco is obligated to redeem or purchase any NCEP Exchangeable Shares pursuant to the share provisions or the Shareholders Agreement, as the case may be. In the event that the Subdivision Right is exercised by a holder, the Exchange Ratio shall be recalculated for all purposes of the share provisions in such manner as may be necessary to ensure that the aggregate number of NCEP Exchangeable Shares outstanding immediately subsequent to the Subdivision shall, immediately subsequent to the Subdivision, be retractable pursuant to the share conditions, for the same number of Units as the aggregate number of NCEP Exchangeable Shares outstanding immediately prior to the Subdivision would have been retractable for pursuant to the share provisions immediately prior to the Subdivision.

Actions by Petrofund under the NCEP Support Voting and Exchange Agreement and Shareholders Agreement.   Under the NCEP Exchangeable Share Provisions, NCEP is required to take all such actions and do all such things as are necessary or advisable to perform and

comply with its obligations under, and to facilitate the performance and compliance by Petrofund with its obligations under, the NCEP Support Voting and Exchange Agreement and the Shareholders Agreement.

Non-resident Holders. Notwithstanding anything contained in the NCEP Exchangeable Share Provisions or the Shareholders Agreement, the obligation of NCEP or NCE Subco to pay the Retraction Price, the Liquidation Amount or the Redemption Price (other than in circumstances where the Corporation or Exchange Co. elects to pay the Redemption Price in cash) in respect of Exchangeable Shares, to a person whom the Corporation believes is a U.S. Person or a resident of any foreign country, shall be satisfied by delivering the Petrofund Units which would have been received by the affected holder to NCEP who shall sell such Petrofund Units on the stock exchange on which the Petrofund Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes and commissions) upon surrender of the certificates representing such NCEP Exchangeable Shares.

NCEP Support Voting and Exchange Agreement

In order to facilitate the Internalization and, in particular, provide Petro Assets with appropriate contractual rights to ensure that it will be entitled to receive Units in exchange for its NCEP Exchangeable Shares and to receive certain cash payments in certain circumstances, the NCEP Support Voting and Exchange Agreement will be entered into at the closing of the Internalization. The following sets out a summary of the material provisions of such agreement.

Voting Rights. In accordance with the NCEP Support Voting and Exchange Agreement, Petrofund will have issued the Special Voting Unit to Petro Assets. The Special Voting Unit will entitle Petro Assets to such number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the Aggregate Equivalent Vote Amount.

The holder of Special Voting Unit will receive notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials at the same time as Petrofund sends such notice and materials to the Unitholders. The holder will receive copies of all information statements, interim and annual financial statements, reports and other materials sent by Petrofund to the Unitholders at the same time as such materials are sent to Unitholders. To the extent such materials are provided by Petrofund, the holder of the Special Voting Unit will also receive all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of NCEP Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's NCEP Exchangeable Shares for Units or cash, as applicable.

Automatic Exchange Right on Liquidation of Petrofund. In the event of a Liquidation Event (as defined in the NCEP Support Voting and Exchange Agreement), NCE Subco is required to purchase each outstanding NCEP Exchangeable Share and holders of NCEP Exchangeable Shares are required to sell the NCEP Exchangeable Shares held by them on the fifth business day prior to the effective date of a Liquidation Event in accordance with the provisions of the Shareholders Agreement relating to the Exchange Right (as defined in the Shareholders Agreement) by exchanging, for each NCEP Exchangeable Share held by such holder, that number of Units equal to the Exchange Ratio as at the sixth business day prior to the effective date of the Liquidation Event of such exchange (the ''Automatic Exchange Right''), provided however, that there is no obligation to deliver any fractional Units.

Petrofund Support Obligation.   Under the NCEP Support Voting and Exchange Agreement, Petrofund will agree that:

(a)   Petrofund will, as soon as practicable following the declaration of any Distribution, issue a notice to Petro Assets and NCEP will issue a notice to Petro Assets and the Corporation, setting forth the particulars of the Distribution, the number of Exchangeable Shares held by Petro Assets as at the time of the Distribution and the then current Exchange Ratio;

(b)   Petrofund will take all such actions and do all such things as are necessary or desirable to enable and permit NCEP and NCE Subco, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, in respect of each issued and outstanding NCEP Exchangeable Share upon the Liquidation, dissolution or winding up of NCEP or any other distribution of the assets of NCEP for the purpose of winding up its affairs;

(c)   Petrofund will take all such actions and do all such things as are necessary or desirable to enable and permit NCEP and NCE Subco, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request and to pay the Retraction Price;

(d)   Petrofund will take all such actions and do all such things as are necessary or desirable to enable and permit NCEP and NCE Subco., in accordance with applicable law, to pay and otherwise perform its obligations with respect to the payment of the Cash Retraction Price;

(e)   Petrofund will take all such actions and do all such things as are necessary or desirable to enable and permit NCEP and NCE Subco, in accordance with applicable law, to pay and otherwise perform its obligations with respect to a redemption of NCEP Exchangeable Shares by NCEP or the purchase of Redeemed Shares by NCE Subco, as the case may be; and

(f)   Petrofund will take all such actions and do all such things as are necessary or desirable to enable and permit NCE Subco, in accordance with applicable law, to pay and otherwise perform its obligations under the NCEP Support Voting and Exchange Agreement and the Shareholders Agreement.

The NCEP Support Voting and Exchange Agreement also provides that, without the prior approval of NCEP and the holders of the NCEP Exchangeable Shares and subject to exceptions set forth in the NCEP Support Voting and Exchange Agreement, Petrofund will not distribute additional Units or rights to subscribe therefor or other property or assets (other than Distributions that result in an adjustment to the Exchange Ratio) to all or substantially all of the Unitholders, nor change the rights, privileges or other terms of Units, unless the same or an equivalent distribution on, or change to the NCEP Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed take-over bid or similar transaction affecting Units, Petrofund will use reasonable efforts to take all actions necessary or desirable to enable holders of NCEP Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The NCEP Support Voting and Exchange Agreement also provides that, as long as any outstanding NCEP Exchangeable Shares are owned by any person or entity other than Petrofund, NCE Subco or any of its respective subsidiaries and other affiliates, Petrofund will, unless approval to do otherwise is obtained from the holders of NCEP Exchangeable Shares, remain the direct or indirect beneficial owner of more than 50% of all of the issued and outstanding voting securities of NCEP. With the exception of changes for the purpose of adding covenants for the protection of the holders of the NCEP Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided

that the board of directors of NCEP is of the opinion that such amendments are not prejudicial to the interests of the holders of the NCEP Exchangeable Shares), the NCEP Support Voting and Exchange Agreement may not be amended without the approval of the holders of the NCEP Exchangeable Shares.

Under the NCEP Support Voting and Exchange Agreement, Petrofund and NCE Subco will agree not to exercise any voting rights attached to the NCEP Exchangeable Shares owned by them or any of their respective subsidiaries and other affiliates on any matter considered at meetings of holders of NCEP Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the NCEP Support Voting and Exchange Agreement).

PRINTED IN CANADA
T09281



**NOTICE OF ANNUAL AND SPECIAL MEETING OF
UNITHOLDERS OF NCE PETROFUND**

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the ''Meeting'') of the holders (the ''Unitholders'') of trust units (''Units'') of NCE PETROFUND (''Petrofund'') will be held at the Westin Hotel, Belaire Room, 320 – 4th Avenue S.W., Calgary, Alberta on Wednesday, April 16, 2003, at the hour of 2:30 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of Petrofund for the year ended December 31, 2002, together with the auditors report thereon;

2. to consider, and if thought fit, to pass a resolution designating three of the six nominees to be elected to serve as directors of NCE Petrofund Corp. (''NCEP'') and two of the three nominees to be elected to serve as members of the executive committee of the board of directors of NCEP for the ensuing year or until their successors are duly elected or appointed;

3. to appoint the auditors of Petrofund for the ensuing year;

4. to consider, and if thought fit, pass a special resolution (the ''Transaction Facilitation Resolution'') in the form set forth in Schedule ''A'' to the accompanying Information Circular approving the amendment of the Trust Indenture of Petrofund to provide for the creation and issuance of the Special Voting Unit and to amend the sections of the Trust Indenture and the Royalty Agreement between Petrofund and NCEP, dealing with permitted investments of Petrofund, all as more particularly described in the accompanying Information Circular under the heading ''Proposed Amendments to Trust Indenture and Royalty Agreement — Transaction Facilitation Resolution'';

5. to consider, and if thought fit, pass a resolution (the ''Internalization Resolution'') substantially in the form set forth in Schedule ''B'' to the accompanying Information Circular approving the acquisition of all of the issued shares of NCE Petrofund Management Corp. (the ''Manager''), which will have, prior to the closing of the transaction, acquired all of the issued shares of NCE Management Services Inc., the corporation which provides services to the Manager, all as more particularly described in the accompanying Information Circular under the heading ''Internalization of Management of Petrofund'';

6. to consider, and if thought fit, pass a special resolution (the ''Other Amendments Resolution'') in the form set forth in Schedule ''C'' to the accompanying Information Circular approving certain other amendments to the Trust Indenture of Petrofund and certain amendments to the Royalty Agreement, all as more particularly described in the accompanying Information Circular under the heading ''Proposed Amendments to Trust Indenture and Royalty Agreement — Other Amendments Resolution''; and

7. to transact any other business which may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting and the text of the resolutions proposed are set forth in the Information Circular which accompanies this Notice.

Every registered holder of Units at the close of business on February 21, 2003 is entitled to receive notice of the Meeting and to vote such Units at the Meeting. No person acquiring Units after such date shall be entitled to vote at the Meeting or any adjournment thereof.

The quorum for the Meeting is two or more individuals present in person or by proxy representing at least 10% of the outstanding Units and it is therefore desirable that as many Units as possible be represented at the Meeting.

Unitholders are requested to complete, sign, date and return the accompanying form of proxy in the envelope provided for that purpose, if they cannot attend the Meeting. To be used at the Meeting, the form of proxy must be received by Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1, at least than 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

Dated at Toronto, Ontario, this 10th day of March, 2003.

By order of the Board of Directors of
NCE Petrofund Corp.

(Signed) JOHN VOOGLAID
Secretary-Treasurer and Vice-President, Finance